FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item

1.	Financial Statements as of September 30, 2016.

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2016

BALANCE SHEETS AS OF

SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

Stated in thousands of pesos

ASSETS:	09.30.16	12.31.15

A. CASH AND DUE FROM BANKS:
Cash	5,419,266	5,067,105
Due from banks and correspondents	24,789,004	22,875,512

Argentine Central Bank (BCRA)	23,668,185	22,559,675
Other local	302,687	1,094
Foreign	818,132	314,743

	30,208,270	27,942,617

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings booked at fair value (Exhibit A)	3,291,490	3,220,093
Holdings booked at amortized cost (Exhibit A)	1,090	164
Instruments issued by the BCRA (Exhibit A)	9,742,197	11,086,580
Investments in listed private securities (Exhibit A)	218	174
Less: Allowances (Exhibit J)	215	212

	13,034,780	14,306,799

C. LOANS:
To government sector (Exhibits B, C and D)	93,336	66,799
To financial sector (Exhibits B, C and D)	2,844,313	2,268,418

Interfinancial – (Call granted)	237,633	75,000
Other financing to local financial institutions	2,285,253	1,877,417
Interest and listed-price differences accrued and pending collection	321,427	316,001

To non financial private sector and residents abroad (Exhibits B, C and D)	67,832,162	53,738,986

Overdraft	10,789,904	6,739,426
Discounted instruments	10,473,506	9,559,666
Real estate mortgage	1,866,569	2,122,955
Collateral Loans	2,809,518	2,598,855
Consumer	8,172,953	7,343,932
Credit cards	19,698,692	18,322,958
Other	13,318,313	6,397,281
Interest and listed-price differences accrued and pending collection	1,001,838	870,278
Less: Interest documented together with main obligation	299,131	216,365

Less: Allowances (Exhibit J)	1,478,799	1,079,625

	69,291,012	54,994,578

Carried Forward	112,534,062	97,243,994

Brought forward	112,534,062	97,243,994

	09-30-16	12-31-15

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	950,759	926,177
Amounts receivable for spot and forward sales to be settled	2,220,606	1,108,744
Instruments to be received for spot and forward purchases to be settled (Exhibits O)	3,944,665	1,117,655
Unlisted corporate bonds (Exhibits B. C and D)	297,050	200,894
Non-deliverable forward transactions balances to be settled	21,683	25,895
Other receivables not covered by debtor classification regulations	12,978	--,--
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	396,881	309,965
Less: Allowances (Exhibit J)	4,763	3,789

	7,839,859	3,685,541

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibits B, C and D)	2,034,219	2,334,770
Interest accrued pending collection (Exhibits B. C and D)	28,894	27,937

Less: Allowances (Exhibit J)	29,480	28,414

	2,033,633	2,334,293

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	681,076	577,669
Other (Note 5.a.) (Exhibit E)	358,472	293,670

Less: Allowances (Exhibit J)	5	5

	1,039,543	871,334

G. OTHER RECEIVABLES:
Other (Note 5.b.)	2,600,658	2,687,542
Other interest accrued and pending collection	582	671
Less: Allowances (Exhibit J)	636,300	323,721

	1,964,940	2,364,492

H. PREMISES AND EQUIPMENT (Exhibit F):	1,199,683	1,101,450

I. OTHER ASSETS (Exhibit F):	2,169,182	1,520,626

J. INTANGIBLE ASSETS (Exhibit G):
Goodwill	3,566	--,--
Organization and development expenses	282,569	236,598

	286,135	236,598

K. SUSPENSE ITEMS:	8,582	7,645

TOTAL ASSETS:	129,075,619	109,365,973

(Cont.)

LIABILITIES:	09.30.16	12.31.15

L. DEPOSITS (Exhibits H and I):
Government sector	2,115,930	3,116,576
Financial sector	148,087	94,643
Non financial private sector and residents abroad	89,661,570	73,581,244

Checking accounts	18,407,643	18,197,517
Savings deposits	32,332,162	22,466,792
Time deposits	35,720,707	31,101,100
Investments accounts	85,091	34,807
Other	2,440,489	1,271,170
Interest and listed-price differences accrued payable	675,478	509,858

	91,925,587	76,792,463

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	31,583	49,042

Other	31,583	49,042

Banks and International Institutions (Exhibit I)	904,515	1,386,931
Unsubordinated corporate bonds (Exhibit I)	1,869,988	1,734,024
Amounts payable for spot and forward purchases to be settled	3,272,960	1,112,631
Instruments to be delivered for spot and forward sales to be settled (Exhibit O)	3,078,472	1,237,890
Financing received from Argentine financial institutions (Exhibit I)	225,149	43,139

Other financing from local financial institutions	225,000	43,000
Interest accrued payable	149	139
Non-deliverable forward transactions balances to be settled	1,643	1,116,953
Other (Note 5.c.) (Exhibit I)	6,409,117	7,566,082
Interest and listed-price differences accrued payable (Exhibit I)	72,613	78,111

	15,866,040	14,324,803

N. OTHER LIABILITIES:

Dividends payable	--,--	400,000
Other (Note 5.d.)	4,195,295	3,099,770

	4,195,295	3,499,770

O. ALLOWANCES (Exhibit J):	1,143,327	986,030

P. SUSPENSE ITEMS:	67,740	46,544

TOTAL LIABILITIES:	113,197,989	95,649,610

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	15,877,630	13,716,363

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	129,075,619	109,365,973

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	09.30.16	12.31.15
DEBIT ACCOUNTS

Contingent
Guaranties received	21,464,224	16,925,557
Contra contingent debit accounts	896,824	1,558,329

	22,361,048	18,483,886

Control
Receivables classified as irrecoverable	666,946	690,936
Other (Note 5.e.)	202,016,729	116,961,962
Contra control debit accounts	7,012,131	2,524,692

	209,695,806	120,177,590

Derivatives (Exhibit O)
“Notional” amount of non-deliverable forward transactions	3,048,191	5,809,784
Interest rate swap	1,587,452	963,368
Contra derivatives debit accounts	3,422,077	5,843,638

	8,057,720	12,616,790

TOTAL	240,114,574	151,278,266

CREDIT ACCOUNTS

Contingent
Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	135,181	327,251
Guaranties provided to the BCRA	204,278	102,603
Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	180,500	342,972
Other guaranties given non covered by debtor classification regulations	85,455	273,808
Other covered by debtor classification regulations (Exhibits B, C and D)	291,410	511,695
Contra contingent credit accounts	21,464,224	16,925,557

	22,361,048	18,483,886

Control
Items to be credited	1,813,883	1,369,765
Other	5,198,248	1,154,927
Contra control credit accounts	202,683,675	117,652,898

	209,695,806	120,177,590

Derivatives (Exhibit O)
“Notional” amount of non-deliverable forward transactions	3,422,077	5,843,638
Contra credit derivatives accounts	4,635,643	6,773,152

	8,057,720	12,616,790

TOTAL	240,114,574	151,278,266

The accompanying notes 1 through 21 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF INCOME FOR THE NINE MONTHS PERIODS

ENDED SEPTEMBER 30, 2016 AND 2015

(Translation of financial statements originally issued in Spanish – See note 21)

- Stated in thousands of pesos -

	09.30.16	09.30.15
A. FINANCIAL INCOME

Interest on loans to the financial sector	462,827	398,889
Interest on overdraft	2,573,315	1,594,971
Interest on discontinued instruments	1,562,056	976,247
Interest on real estate mortgage	302,347	225,738
Interest on collateral loans	450,114	324,219
Interest on credit card loans	2,972,642	2,006,123
Interest on other loans	2,965,490	2,351,574
Interest on other receivables from financial transactions	645	216
Interest on financial leases	321,584	278,931
Income from secured loans - Decree 1387/01	29,620	11,591
Income from government and private securities	3,236,330	2,402,143
Indexation by benchmark stabilization coefficient (CER)	478,750	147,642
Gold and foreign currency exchange difference	938,074	347,300
Other	448,952	267,038

	16,742,746	11,332,622

B. FINANCIAL EXPENSE

Interest on savings deposits	25,688	15,679
Interest on time deposits	6,048,832	3,580,363
Interest on interfinancial financing (call borrowed)	23,461	17,481
Interest on other financing from financial institutions	882	2
Interest on other liabilities from financial transactions	402,783	321,782
Other interest	3,243	4,728
Indexation by CER	318	46
Contribution to the deposit guarantee fund	200,018	284,637
Other	1,070,031	645,888

	7,775,256	4,870,606

GROSS INTERMEDIATION MARGIN – GAIN	8,967,490	6,462,016

C. ALLOWANCES FOR LOAN LOSSES	714,103	432,036

Carried Forward	8,253,387	6,029,980

Brought forward	8,253,387	6,029,980

	09.30.16	09.30.15
D. SERVICE CHARGE INCOME

Related to lending transactions	2,413,575	1,599,046
Related to liability transactions	1,808,394	1,431,991
Other commissions	211,039	140,100
Other (Nota 5.f.)	1,024,359	815,128

	5,457,367	3,986,265

E. SERVICE CHARGE EXPENSE

Commissions	1,988,444	1,193,846
Other (Note 7.b)	560,211	398,969

	2,548,655	1,592,815

F. ADMINISTRATIVE EXPENSES

Payroll expenses	3,824,879	2,656,151
Free to bank Directors and Supervisory Committee	5,907	4,568
Others professional Fees	92,539	59,609
Advertising and publicity	269,847	168,198
Taxes	634,161	476,441
Fixed assets depreciation	172,404	149,062
Organizational expenses amortization	57,792	47,850
Other operating expenses	919,414	667,069
Others	639,688	430,859

	6,616,631	4,659,807

NET GAIN FROM FINANCIAL TRANSACTIONS	4,545,468	3,763,623

G. OTHER INCOME

Income from long-term investments	360,765	307,864
Punitive interests	28,225	22,402
Loans recovered and reversals of allowances	179,726	102,441
Other (Note 5.h.)	592,073	187,387

	1,160,789	620,094

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	1,617	19
Charge for uncollectibility of other receivables and other allowances	643,706	299,925
Amortization of difference arising from judicial resolutions	6,967	5,718
Depreciation and losses from miscellaneous assets	243	274
Amortization of Goodwill	30	--,--
Other (Note 5.i)	112,427	120,555

	764,990	426,491

NET GAIN BEFORE INCOME TAX	4,941,267	3,957,226

I. INCOME TAX (Note 4.1)	1,880,000	1,361,000

NET INCOME FOR THE PERIOD	3,061,267	2,596,226

The accompanying notes 1 through 21 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR NINE MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(Translation of financial statements originally issued in Spanish – See note 21)

- Stated in thousands of pesos -

		2016							2015

			Non capitalized contributions		Retained earnings
MOVEMENTS		Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Other	Unappropriated earnings	TOTAL	TOTAL

1.	Balance at beginning of fiscal year	536,878	182,511	312,979	2,541,620	6,357,888	3,784,487	13,716,363	10,331,876

2.	Stockholders´ Meeting held on April 26, 2016 and April 7, 2015
- Dividends paid in cash		--,--	--,--	--,--	--,--	--,--	(900,000)	(900,000)	(400,000)
- Legal Reserve		--,--	--,--	--,--	756,897	--,--	(756,897)	--,--	--,--
- Voluntary reserve for future distributions of income		--,--	--,--	--,--	--,--	2,127,590	(2,127,590)	--,--	--,--

3.	Net income for the period	--,--	--,--	--,--	--,--	--,--	3,061,267	3,061,267	2,596,226

4.	Balance at the end of the period	536,878	182,511	312,979	3,298,517	8,485,478	3,061,267	15,877,630	12,528,102

(1)	Adjustments to stockholders’ equity refer to Adjustment to Capital Stock.

The accompanying notes 1 through 21 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

NINE MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	09.30.16		09.30.15
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	28,459,917	(1)	13,051,491	(1)
Cash and cash equivalents at the end of the period	30,656,270	(1)	14,223,135	(1)

Net increase in cash and cash equivalents	2,196,353		1,171,644

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections from:
- Government and private securities	4,508,349		(1,589,625)
- Loans	(1,574,066)		207,597

to financial sector	(639,769)		(137,893)
al non-financial public sector	(72)		(66)
al non-financial private sector and residents abroad	(934,225)		345,556
- Other receivables from financial transactions	(222,185)		(353,382)
- Receivables from financial leases	300,660		(268,836)
- Deposits	7,755,011		7,182,990

to financial sector	53,444		59,870
to non-financial public sector	(1,022,285)		157,482
to non-financial private sector and residents abroad	8,723,852		6,965,638
- Other liabilities from financial transactions	(2,047,500)		77,940

Financing from financial or interfinancial sector (call borrowed)	182,000		40,000
Others (except liabilities included in Financing Activities)	(2,229,500)		37,940
Collections related to service charge income	5,465,655		3,990,220
Payments related to service charge expense	(2,530,295)		(1,591,814)
Administrative expenses paid	(6,291,702)		(4,437,605)
Organizational and development expenses paid	(100,379)		(50,361)
Net collections from punitive interest	26,608		22,383
Differences from judicial resolutions paid	(6,967)		(5,718)
Collections of dividends from other companies	441,828		49,840
Other collections related to other income and expenses	610,047		168,855

Net cash flows provided by operating activities	6,335,064		3,402,484

Investment activities

Net payments from premises and equipment	(246,706)		(164,281)
Net collections from other assets	(683,451)		(369,562)
Payments for purchases of investments in other companies	(53,040)		--,--
Other payments from investments activities	(113,452)		(320,429)

Net cash flows used in investment activities	(1,096,649)		(854,272)

Financing activities

Net (payments) / collections from:
- Unsubordinated corporate bonds	135,964		(146,687)
- Argentine Central Bank	(17,307)		(17,570)

Other	(17,307)		(17,570)
- Banks and international agencies	(482,416)		279,545
Payments of dividends	(1,300,000)		--,--
Other payments related to financing activities	(1,378,303)		(1,491,856)

Net cash flows used in financing activities	(3,042,062)		(1,376,568)

Net increase in cash and cash equivalents	2,196,353		1,171,644

(1)	See note 16 “Statements of cash and cash equivalents flow”.

The accompanying notes 1 through 21 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2016, PRESENTED IN COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2015, AND THE STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

(Stated in thousands of pesos)

1.	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1 Corporate situation

BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has its headquarter in Buenos Aires, Argentina, and operates a 251-branch network.

As from December, 1996, BBVA Francés is part of Banco Bilbao Vizcaya Argentaria S.A.’s (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.95% of the corporate stock of September 30, 2016.

Part of the Bank’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2 Capital stock

Changes in the Bank’s capital stock during the last five fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce (RPC)	Form of placement	Amount	Total

Capital Stock as of December 31, 2011:				536,878

03-26-2012	03-27-2014	(1)	50,410
03-26-2012	03-27-2014	(2)	(50,410)	536,878	(2)

(1)	Due to the merger of Inversora Otar S.A. into BBVA Francés.

(2)	The amount of Capital Stock as of September 30, 2016, is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.3 Registration with CNV as Settlement and Clearing Agent - Comprehensive

The Capital Markets Law Nr. 26,831, enacted on December 28, 2012 and then regulated by CNV’s General Resolution Nr. 622/13 on September 5, 2013 sets forth, in its Section 47 that agents are under a duty to register with the CNV for interacting with the market in any of the modalities established in CNV’s General Resolution Nr. 622/13. On September 9 and 19, 2014, the Bank was finally registered as Mutual Funds’ Custodian Agent, and Settlement and Clearing Agent – Comprehensive, respectively, under numbers 4 and 42.

1.4 Responsibility of stockholders

BBVA Francés is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid - in shares, in accordance with Law Nr. 19,550. As a result, in compliance with Law Nr. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1 Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

By Communication “A” 3921 of the BCRA and General Resolution Nr. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003.

Argentina’s professional accounting standards require applying Technical Pronouncement Nr. 6 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) (as amended by Technical Resolution Nr. 19) which sets forth that financial statements are to be restated in constant currency when the country’s economic environment exhibits certain characteristics. In the event that the restatement of financial statements in constant currency becomes mandatory, the adjustment should be performed based on the last date on which the Bank adjusted its financial statements to reflect the effects of inflation. This circumstance should be taken into account by users of these financial statements.

2.2 Comparative information

In accordance with BCRA Communication “A” 4667 and amendments, the Balance Sheet and the Exhibits that so specify include the comparative information as of December 31, 2015, while the Statements of Income, Changes in Stockholders’ Equity and Cash and cash equivalents flow show comparative information as of September 30, 2015.

2.3 Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of September 30, 2016 and the end of the previous fiscal year, such amounts were translated into pesos at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each fiscal year. The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and private securities:

•

Holdings booked at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of September 30, 2016 and the end of the previous fiscal year, Differences in listed prices were credited/charged to income for the period or fiscal year.

•

Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost: as of September 30, 2016 and the end of the previous fiscal year, these were valued using the amount of initial recognition, rose on the basis of the interest accrued as per the internal rate of return.

•

Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of September 30, 2016 and the end of the previous fiscal year, Differences in listed prices were charged to income for the period or fiscal year.

c)	Loans to Government Sector:

Federal Government secured loans – Decree Nr. 1387/2001:

As of September 30, 2016 and the end of the previous fiscal year, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 5180. In addition, the amount required to take their book values to their fair realizable values is recorded in a balancing account.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities which were recognized on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of September 30, 2016 and the end of the previous fiscal year, receivables and payables have been adjusted to the CER as follows:

-

Federal government secured loans have been adjusted under Resolution Nr. 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

-

Federal Government Secured Bonds due in 2020: have been adjusted under Resolution Nr. 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

-	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of September 30, 2016 and the end of the previous fiscal year.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, receivables from financial leases, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

-	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of the period or fiscal year.

-

Securities: with Holdings of government and private securities and Instruments issued by BCRA at fair value and at amortized cost: as of September 30, 2016 and the end of the previous fiscal year, they were valued according to the method described in 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of September 30, 2016 and the end of the previous fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as September 30, 2016 and the end of the previous fiscal year.

j)	Receivables from financial leases:

As of September 30, 2016 and the end of the previous fiscal year, they were valued at the present value of the sum of the periodical instalments and the unguaranteed residual value, calculated as per the conditions agreed upon in the respective leases, applying the implicit interest rate thereto.

k)	Investments in other companies:

-	Investments in controlled financial institutions, supplementary activities and authorized were valued based on the following methods:

•

BBVA Francés Valores S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), PSA Finance Argentina Compañía Financiera S.A., BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, Rombo Cía, Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.: were valued by applying the equity method, after adjustments to the BCRA accounting standards, if applicable, at the end of the period or fiscal year.

Although the Bank has a 40% interest ownership in the capital stock and votes of Rombo Cía, Financiera S.A., operational and financial decisions at Rombo Cía, Financiera S.A. are taken together with this company’s majority shareholder on a joint control basis.

-	Investments in non-controlled financial institutions, supplementary activities and authorized were valued according to the following methods:

•

Prisma Medios de Pago S.A. (formerly Visa Argentina S.A.) and Interbanking S.A.: were valued by applying the equity method after adjustments to the BCRA accounting standards if applicable, at the end of the period or fiscal year.

•

Banco Latinoamericano de Comercio Exterior S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

-	Other non-controlled affiliates were valued based on the following methods:

•	BBVA Consolidar Seguros S.A.: was valued by applying the equity method after adjustments to the BCRA accounting standards if applicable, at the end of each fiscal year.

•	S.W.I.F.T. S.C.R.L.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1 less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F), without exceeding their recoverable value.

m)	Intangible assets:

-	Organization and development expenses: they were valued at cost less accumulated depreciation calculated in proportion to the months of estimated useful life (see useful life assigned in Exhibit G).

-

Goodwill: corresponds to the difference between the total amount paid and that resulting from calculating the proportion of the capital stock acquired on the net worth according to the books of Volkswagen Financial Services Compañía Financiera SA, at the date of acquisition less the corresponding accumulated amortization calculated in proportion to the estimated useful life months (see useful life assigned in Exhibit G).

n)	Derivative transactions (see note 12):

•	Interest rate swaps and Forward transactions:

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of the period or fiscal year.

2.

Forward transactions receivable/payable in pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of the fiscal year as applied to stated notional amounts.

•	Repo and Reverse Repo transactions

As of September 30, 2016 and the end of the previous fiscal year, the repos whose underlying assets are not subject to the volatilities published by BCRA were valued as per the cost of each transaction and the repos whose underlying assets are subject to volatility were recorded at their quoted value. Accrued premiums were charged to income (loss) for each period or fiscal year.

o)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

p)	Other liabilities:

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of September 30, 2016 and the end of the previous fiscal year.

q)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

r)	Stockholders’ equity accounts:

They are restated as explained in note 2.1 except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at cost. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

s)	Statement of Income Accounts:

-

As of September 30, 2016 and 2015, accounts accruing monetary transactions [(financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.,)] were computed on the basis of their monthly accrual at historical rates.

-	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

-	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

t)	Earning per share:

As of September 30, 2016 and 2015, the Bank calculated the earning per share on the basis of 536,877,850 ordinary shares of $1 par value each. The net income for each period on those dates is as follows:

	09-30-2016	09-30-2015

Net income for the period	3,061,267	2,596,226
Earning per share for the period – (stated in pesos)	5.70	4.84

u)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the reported amounts of income/loss during the period. Actual income/loss may differ from such estimates.

3.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria established by the Argentine professional accounting standards.

The main differences between the regulations of the BCRA and the Argentine professional accounting standards are detailed below:

a)	Tax effects

As already indicated hereinbelow, in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed, In accordance with Argentine professional accounting standards, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 555,500 and 246,300 as of September 30, 2016 and the end of the previous fiscal year, respectively, should be reversed.

Moreover, the effect on the income statement of the periods ended September 30, 2016 and 2015 would have been 309,200 and 59,000 (gain), respectively.

b)	Derivative financial instruments

As explained in notes 2.3.n) and 12, as of September 30, 2016 and the end of the previous fiscal year, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank had applied the Argentine professional accounting standards, the stockholders’ equity would have decreased in 13,027 and 32,906, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the periods ended September 30, 2016 and 2015 would have been 19,879 (gain) and 3,518 (loss), respectively.

4.	TAX MATTERS

4.1. Income tax

The Bank determined the charge for income tax by applying the statutory 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between valuation of assets and liabilities for accounting purposes and their taxable bases. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

As of September 30, 2016 and 2015, the Bank recorded 1,880,000 and 1,361,000, respectively, in the Income tax caption as the estimate of the income tax charge payable to the tax authorities for these fiscal years.

As of September 30, 2016 and the end of the previous fiscal year, the Bank has booked 1,098,528 and 467,959, respectively, in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the income tax withholdings and other withholdings applied to the Bank until such dates.

Besides, on June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank, based on the opinion of its legal counsel, responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result, Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003, Consequently, as from that date the Bank set up an allowance for the net balance between the deferred tax assets and liabilities.

As of September 30, 2016 and the end of the previous fiscal year, the Bank recorded under Other Receivables (in the line Tax Prepayments) a taxable deferred asset amounting 555,500 and 246,300, respectively. Such amounts are made up as follows:

	09-30-2016	12-31-2015

Deferred tax assets	829,900	611,500
Deferred tax liabilities	(274,400)	(365,200)

Net deferred assets	555,500	246,300
Allowance	(555,500)	(246,300)

4.2. Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law Nr. 25.063 in the year ended December 31, 1998, for a ten-year term, On December 19, 2008 Law Nr. 26.426 established a one-year extension in TOMPI until December 30, 2009, In turn, Law Nr. 26.545, published in the Official Gazette on December 2, 2009 extended TOMPI for an additional ten-year period, This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets, Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes, The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones, However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will be reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

As of September 30, 2016 and 2015, the Income tax assessed was higher than the TOMPI. Therefore, a provision was raised for Income tax.

4.3. Other tax issues

a)

On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003, The Bank filed its defenses to the notice mentioned, which was ratified on October 6, 2008 through Resolution No. 3631-DGR 2008 containing the official assessment.

On April 28, 2009, the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters, Panel 3 handed down a judgment favourable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “…subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Francés to the bonds received from the National Government in the terms of Decree Nr. 905-02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

Also in this respect, on May 13, 2009, an action for a declaratory judgment was commenced by the Bank against the Tax Bureau of the City of Buenos Aires, currently being heard by the court with original Federal Jurisdiction over Contentious Administrative Matters Nr. 1, to procure a judgment ascertaining that a) the bonds received by the Bank from the National Government as compensation for the asymmetric conversion into pesos of assets and liabilities imposed by the Executive Order Nr. 905/2002 may not be levied with Turnover Tax in the Autonomous City of Buenos Aires; b) the foreign exchange gains/losses are a direct effect of the modification of the monetary system and therefore should not be levied with Turnover Tax in the Autonomous City of Buenos Aires.

On December 29, 2010, the Judge presiding over the court with original Federal Jurisdiction over Contentious Administrative Matters Nr. 1 handed down a new precautionary measure,

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

As regards the remaining balance of the amount claimed, the Bank adhered to a scheme of payment in instalments that was settled on October 4, 2010.

b)

Afterwards, on December 28, 2012, the Bank was notified of Resolution Nr. 3253-DRG-2012 whereby the Tax Bureau of the City of Buenos Aires proceeded with a sua sponte assessment based on facts concerning the taxable basis for purposes of turnover tax for the fiscal years 2004 through 2010, The Entity appealed such resolution.

On February 3, 2015, the Bank was notified of the passage of Resolution Nr. 2014-3711-DGR, which conceded the appeal in part.

This Resolution was appealed by lodging a so-called “hierarchical appeal” with the head of the governmental agency in charge of raising public revenue, which was rejected, thus putting an end to the administrative stage.

For the sole purpose of being able to continue with the submission of the lawsuit, dated November 24, 2015, the Entity paid the amount claimed, which does not entail its acceptance of the claim.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

5.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	09-30-2016	12-31-2015

a) INVESTMENTS IN OTHER COMPANIES

In controlled companies -supplementary activities	211,059	212,726
In other non-controlled companies- unlisted	116,074	59,186
In non-controlled companies-supplementary activities	31,339	21,758

Total	358,472	293,670

b) OTHER RECEIVABLES

Guarantee deposits	942,042	733,597
Tax prepayments (1)	595,406	291,378
Miscellaneous receivables	494,945	898,164
Prepayments	413,684	500,632
Loans to personnel	152,714	165,655
Advances to personnel	1,320	97,749
Other	547	367

Total	2,600,658	2,687,542

(1)	As of September 30, 2016 and the end of the previous fiscal year, it includes the deferred tax asset for 555,500 and 246,300, respectively (see note 4.1.)

	09-30-2016	12-31-2015

c) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Accounts payable for consumption	3,539,663	3,171,773
Other withholdings and collections at source	972,657	985,189
Collections and other operations for the account of third parties	930,911	1,778,719
Money orders payable	662,448	1,405,633
Social security payment orders pending settlement	138,766	8,471
Pending Banelco debit transactions	83,878	143,161
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	31,822	42,526
Accrued commissions payable	23,065	4,705
Funds raised from third parties	16,396	17,800
Loans received from Interamerican Development Bank (IDB)	5,433	6,983
Other	4,078	1,122

Total	6,409,117	7,566,082

d) OTHER LIABILITIES

Accrued taxes	1,487,630	757,219
Miscellaneous payables	1,073,913	852,051
Amounts collected in advance	856,962	808,695
Accrued salaries and payroll taxes	773,850	679,117
Other	2,940	2,688

Total	4,195,295	3,099,770

e) MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Items in safekeeping	119,785,235	84,155,242
Securities representative of investments in custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	72,000,582	25,005,318
Checks not yet credited	7,369,752	5,385,156
Checks drawn on the Bank pending clearing	1,083,818	666,247
Collections items	1,204,353	538,366
Cash in custody on behalf of the BCRA	360,000	1,009,188
Other	212,989	202,445

Total	202,016,729	116,961,962

	09-30-2016	09-30-2015

f) SERVICE CHARGE INCOME

Commissions for hiring of insurances	461,996	437,484
Rental of safe-deposit boxes	170,750	136,798
Commissions on debit and credit cards	142,304	68,133
Commissions for escrow	37,727	15,881
Commissions for transportations of values	36,540	31,213
Commissions for capital market transactions	24,397	17,653
Commissions for loans and guaranties	19,273	33,124
Commissions earned by direct debt	17,468	12,298
Postal expenses recovery	13,802	10,346
Commissions for interbanking services	13,210	9,219
Commissions for saving accounts	10,710	3,346
Recovery of tax settlement expenses of residents abroad	9,737	3,585
Commissions for salary payment	8,892	7,597
Commissions for Francés Net Cash	6,443	5,781
Transfer fees	6,133	5,813
Commissions for trust management	603	1,300
Other	44,374	15,557

Total	1,024,359	815,128

g) SERVICE CHARGE EXPENSE

Turn-over tax	371,920	272,337
Insurance paid on lease transactions	145,931	107,785
Other	42,360	18,847

Total	560,211	398,969

h) OTHER INCOME

Deferred income tax (1)	309,200	59,000
Income from the Credit Card Guarantee Fund	119,723	44,149
Related parties expenses recovery	46,091	45,126
Tax Recovery	39,945	6,130
Interest on loans to personnel	20,423	21,750
Earning per payment orders	18,943	90
Other	37,748	11,142

Total	592,073	187,387

(1) Offset by the same amount recorded in the account Charge for uncollectibility of other receivable and other allowances from other expense category.

	09-30-2016	09-30-2015

i) OTHER EXPENSE

Insurance losses	20,687	10,894
Donations	16,168	15,287
Turn-over tax	14,350	7,191
Private health insurance for former employees	12,916	10,906
Expense from the Credit Card Guarantee Fund	5,555	140
Unrecoverable legal costs	4,479	123
Charges for administrative, disciplinary and criminal penalties	--,--	48,817
Other	38,272	27,197

Total	112,427	120,555

6.	PENALTIES IMPOSED ON THE BANK AND ADMINISTRATIVE PROCEEDINGS INSTITUTED BY THE BCRA,

According to the requirements of the Com. “A” 5689 as amended of BCRA then detailed the administrative and/or disciplinary penalties as well as the sentences imposed by criminal trial courts, enforced or brought by the Argentine Central Bank, of which the Bank has been notified:

6.1.	Penalties enforced against the Bank

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on February 21, 2014 and identified under Nr. 5706, File N° 100,134/11. The charges consist in having presumably operated with foreign exchange on January 18, 2010 despite failing to make available to the Argentine Central Bank the excess in its General Foreign Exchange Position incurred on January 15, 2010, allegedly breaching Communications “A” 4646, “A” 4814 and “C” 37587. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Director of Global Markets, (ii) the Head of the Market Management Area and (iii) the Head of the Trading Area. On October 6, 2016, the Economic Criminal Court No. 4, Secretariat No. 7 of C.A.B.A. issued a sentence which condemns the payment of a fine for the amount of 5,000 to BBVA Banco Francés S.A. and to each of the officers summarized. On October 21, 2016, the Entity lodged an appeal against the judgment and argued that the legal asset protected by the Argentine Central Bank had gone neither through an abstract danger situation nor through a specific danger situation.

6.2.	Administrative Proceedings commenced by the BCRA

•

“Banco Francés S.A. over breach of Law Nr. 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on February 22, 2008 and identified under Nr. 3511, File 100,194/05, on grounds of a breach of the Criminal Foreign Exchange Regime of foreign currency by reason of purchases and sales of US Dollars through BCRA in excess of the authorized amounts. These total 44 transactions involving the branches 099, 342, 999 and 320. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the trial court acquitted all the accused from all charges. The State Attorney’s Office filed an appeal and the Panel A of the Appellate Court with jurisdiction over criminal and economic matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The State Attorney’s Office lodged an extraordinary appeal which was granted and, as of the date of these financial statements, is being heard by the Supreme Court of Justice.

•

“Banco Francés S.A. over breach of Law Nr. 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on December 1, 2010 and identified under Nr. 4539, File N° 18,398/05 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471. Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A. the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) a Commercial Aide to the Zone Manager, (v) five Branch Managers, (vi) four Back-Office Branch Managers, (vii) five Main Cashiers and (viii) one cashier. The discovery period was closed and the proceedings will be soon submitted to federal local courts. It closed probationary period and is about to be sent to the local federal court.

•

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on December 1, 2010 and identified under N., 4524, File N° 3,406/06 where charges focus on simulated foreign exchange transactions, conducted in the name of a deceased, perpetrated by personnel from the Branch 240 - Mendoza -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A., five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) the Branch Manager, (v) the Back Office Branch Manager and (vi) the Main Cashier. The case pending before the Federal Court N° 2, Criminal department of the city of Mendoza, File No. 23,461/2015.

•

“BBVA Banco Francés S.A. Over breach of Law Nr. 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on July 26, 2013 and identified under Nr. 5406, File N° 100,443/12 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel in Branch 087 - Salta -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The period for proffering and producing evidence came to a close and the Argentine Central Bank must send the file to Salta’s Federal Court.

•

“BBVA Banco Francés S.A. over breach of Law No. 19,359”, Administrative Proceedings for foreign exchange offense by the Argentine Central Bank, notified on December 23, 2015 and identified under No. 6666, File No. 101,027/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” from SIKA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), Allegedly, the provision of the services has not been fully evidenced. Accused of these breaches stand BBVA Banco Francés S.A. and two of the Entity’s officers holding the positions described below on the date of the charges: (i) the Foreign Trade Manager and (ii) an officer of the Area. The Argentine Central Bank has decided that the period for the production of evidence has come to an end. The case file shall be sent to the courts with jurisdiction over criminal economic matters in the city of Buenos Aires.

•

“BBVA Banco Francés S.A. over breach of Law No. 19,359”, Administrative Proceedings for foreign exchange offense by the Argentine Central Bank, notified on December 23, 2015 and identified under No. 6684, File No. 100,068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” from ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), Allegedly, the provision of the services has not been fully evidenced, Accused of these breaches stand BBVA Banco Francés S.A. and two of the Entity’s officers holding the positions described below on the date of the charges: (i) the Foreign Trade Manager and (ii) an officer of the Area. The Argentine Central Bank has decided that the period for the production of evidence has come to an end. The case file shall be sent to the courts with jurisdiction over criminal economic matters in the city of Buenos Aires.

The Bank and its legal advisors estimate that made a reasonable interpretation of the applicable regulations in force and do not expect an adverse financial impact on these senses.

7.	RESTRICTIONS ON ASSETS

As of September 30, 2016 and the end of the previous fiscal year, there are Bank’s assets, which are restricted as follows:

a)

The Government and Private Securities account includes 204,278 in bonds issued by the Argentine Treasury Bonds with CER adjustment in pesos maturing in 2021, as of September 30, 2016. At the end of the previous fiscal year, includes 102,590 in bonds issued by the Argentine Government in pesos maturing in 2016, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic and Safe Keeping of bills.

b)

The Bank appropriated 40,885 and 19,983, respectively, in Guaranteed Bonds maturing in 2020, to secure loans arranged under the Credit Global Program to micro, small and medium businesses given by the Interamerican Development Bank (IDB).

c)	The Bank appropriated 44,507 and 253,764, respectively, in Guaranteed Bonds maturing in 2020, to secure loans granted by the so-called “Bicentennial Fund”.

d)

The Bank has also appropriated accounts, deposits and trusts for 1,892,801 and 1,659,774, respectively, as security for activities related to credit card operations, automated clearing houses, non-deliverable forwards and futures and lawsuits.

8.	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART, 33 OF LAW Nr. 19,550)

The balances as of September 30, 2016 and the end of the previous fiscal year, for transactions performed with subsidiaries and parent companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2016	2015	2016	2015	2016	2015
BBVA	789,768	2,703	843,720	268,696	117,132	85,462
BBV América S.L.	--,--	--,--	--,--	119,253	15,959,761	14,379,085
BBVA Francés Valores S.A.	12	12	5,764	64	16,735	13,513
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	9	1	1,030	1,207	32,948	3,527
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	1.457	901	14,792	17,523	81,166	100,145
BBVA Consolidar Seguros S.A.	13,290	15,665	7,513	12,310	68,940	22,544
PSA Finance Argentina Cía. Financiera S.A.	826,173	709,035	5,306	7,235	150,001	--,--
Volkswagen Financial Services Compañía Financiera S.A.	--,--	--,--	106,764	--,--	--,--	--,--
Rombo Cía. Financiera S.A.	743,595	1,032,918	9,481	17,407	591,800	296,300

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.

9.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees Nr. 540/95, Nr. 1292/96 and 1127/98 and BCRA’s Communication “A” 5943.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree Nr. 1292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank holds a 8.8649% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos a four hundred and fifty thousand, Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders, In no event shall the total guarantee per person exceed the above-mentioned amount, whatever the number of accounts and/or deposits.

In addition, it is established that financial institutions were required to set aside an ordinary contribution to the deposit guarantee insurance equal to 0.015% of their monthly average of daily balances of the items detailed in said regulation.

10.	TRUST ACTIVITIES

On January 5, 2001, the BCRA’s Board of Directors issued Resolution Nr. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks, Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by

Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution above-mentioned, As of September 30, 2016 and the end of the previous fiscal year, the assets of Diagonal Trust amount to 2,427, considering its recoverable value.

In addition, the Bank in its capacity as Trustee in the Corp Banca Trust recorded the selected assets on account of the redemption in kind of participation certificates for 4,177 as of September 30, 2016 and the end of the previous fiscal year.

In addition, the Bank acts as trustee in 12 non-financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be settled with and up to the full amount of the corpus assets and the proceeds therefrom, The non-financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate, The trust assets represent 152,995 and 151,400 as of September 30, 2016 and the end of the previous fiscal year, respectively, and consist of cash, creditors’ rights, real estate and shares.

11.	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary Corporate Bonds (non-convertible into shares) with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured Subordinated Corporate Bonds, convertible or not into shares, During the life of the Program, which was 5 (five) years, it was possible to issue and re-issue any number of series and/or classes of Corporate Bonds as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000 (or the equivalent thereof in other currencies), The Program was approved by CNV Resolution Nr. 14,967 dated November 29, 2004.

The Global Program was amended according to the resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007; extended for 5 (five) years by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 28, 2008 and on April 9, 2013 (approved by the CNV by Resolutions Nr. 16,010 and Nr. 17,127 dated November 6, 2008 and July 11, 2013, respectively); and the maximum amount of the issuance was successively increased from US$ 300,000,000 to US$ 500,000,000 and from US$ 500,000,000 to US$ 750,000,000 by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 30, 2011 and March 26, 2012, respectively.

The following is a detail of the Corporate Bonds outstanding as of September 30, 2016 and the end of the previous fiscal year:

Detail	Date of issuance	Nominal Value (in thousands of pesos)	Due date	Rate	Interest payments

Class 7	11/08/2013	250,000	11/08/2016	Private Badlar + nominal 4,24% per annum	Quarterly

Class 9	02/11/2014	145,116	02/11/2017	Private Badlar + nominal 4,70% per annum	Quarterly

Class 10	07/18/2014	233,750	01/18/2016	Private Badlar + nominal 2,50% per annum	Quarterly

Class 11	07/18/2014	165,900	07/18/2017	Private Badlar + nominal 3,75% per annum	Quarterly

Class 12	11/13/2014	130,286	05/13/2016	Private Badlar + nominal 2,53% per annum	Quarterly

Class 13	11/13/2014	107,500	11/13/2017	Private Badlar + nominal 3,75% per annum	Quarterly

Class 15	02/13/2015	144,875	11/13/2016	Private Badlar + nominal 4% per annum	Quarterly

Class 16	07/30/2015	204,375	07/30/2017	Private Badlar + nominal 3,75% per annum	Quarterly

Class 17	12/28/2015	199,722	06/28/2017	Private Badlar + nominal 3,50% per annum	Quarterly

Class 18	12/28/2015	152,500	12/28/2018	Private Badlar + nominal 4,08% per annum	Quarterly

Class 19	08/08/2016	207.500	02/08/2018	Private Badlar + nominal 2,40% per annum	Quarterly

Class 20	08/08/2016	292.500	08/08/2019	Private Badlar + nominal 3,23% per annum	Quarterly

The issued Corporate Bonds were fully subscribed and paid in and they will be fully amortized at maturity.

As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of Classes 7, 9, 10, 11, 12, 13, 17 and 18 were applied to the reimbursement of time deposits, the proceeds from the issuance of Class 15, 19 and 20 were applied to the grant of working capital loans and those obtained from the issuance of Class 16 were applied to the reimbursement Corporate Bonds Class 8.

On September 20, 2016, the Board of Directors tendered its approval to the issuance of Series 21 and 22 of the Negotiable Obligations in the framework of the Program, for a nominal value that may not exceed $750,000,000 for a term of 18 and 36 months to be fully amortized at their maturity date and accruing a variable interest rate equivalent to the average private Badlar rate plus a minimum attractive rate of return.

As of September 30, 2016 and the end of the previous fiscal year, the outstanding principal and accrued interest amounts to 1,937,208 (in connection with Class 7, 9, 11, 13, 15, 16, 17, 18, 19 and 20 of the Corporate Bonds) and 1,799,245 (in connection with Class, 7, 9, 10, 11, 12, 13, 15, 16, 17 and 18 of the Corporate Bonds), respectively.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of September 30, 2016:

a)

Interest rate swaps for 1,561,810 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the criteria described in note 2.3.n.1.) recognizing the amount of 3,521 as expense for the period.

The estimated fair value of said instruments amounts to 10,750 (Liabilities), For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the period, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 1,561,810.

b)

Interest rate swap for 25,642 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the period year the above transaction was recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 25,642.

c)

Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 3,048,191 and 3,422,077, which are recorded under “Memorandum Accounts - Debit Accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been conducted through the MAE (Mercado Abierto Electrónico) and ROFEX (Mercado a Término Rosario), with daily settlement in pesos or settlement at maturity and valued in the manner described in note 2.3.n.2.). As of the end of the period, they generated a gain of 235,320.

d)

Forward sales of BCRA Bills under repurchase agreements for 304,706, which are recorded under “Other liabilities from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) recognizing the amount of 62,869 as income for the period.

e)

Forward purchases of BCRA Bills under reverse repurchase agreements for 673,445, which are recorded under “Other assets from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) recognizing the amount of 92,074 as expense for the period.

II.	Transactions as of December 31, 2015:

a)

Interest rate swaps for 920,053 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts and interest rate swaps for 13,000 (Badlar versus Taxed Rate), maturing within a period not exceeding 1 year for which the Bank pays a fixed amount in accordance with changes in the Badlar, Encuesta rate, and receives a variable amount in accordance with changes in the Badlar, Encuesta rate.

These transactions have been valued in accordance with the criteria described in note 2.3.n.1.) recognizing the amount of 42,621 as income for the fiscal year.

The estimated fair value of said instruments amounts to 30,988 (Liabilities). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 933,053.

b)

Interest rate swap for 30,315 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts - Derivatives – Interest rate swap” for 30,315.

c)

Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 5,809,784 and 5,843,638, which are recorded under “Memorandum Accounts - Debit Accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been concluded through the MAE (Mercado Abierto Electrónico) and ROFEX (Mercado a Término Rosario), with daily settlement in pesos or settlement at maturity and valued in the manner described in note 2.3.n.2.). As of the end of fiscal year, they generated a gain of 493,406.

d)

The Bank does not carry any pending balances associated to repos in force at December 31, 2015. However, the transactions conducted at December 31, 2015 have yielded a 70,562 gain at the end of the fiscal year.

e)

The Bank does not carry any pending balances associated to reverse repos in force at December 31, 2015. However, the transactions conducted at December 31, 2015 have yielded a 43,503 loss at the end of the fiscal year.

13.	COMPLIANCE WITH CNV REQUIREMENTS

13.1	Minimum Stockholders’ Equity and Minimum of liquid assets:

According to CNV’s General Resolution Nr. 622/13, the minimum Stockholders’ Equity required to operate as “Settlement and Clearing Agent – Comprehensive” and “Mutual Funds’ Custodian Agent” would amount to 19,500 and the minimum of liquid assets required by those rules would be 8,000, this amount comprises National Treasury Bonds adjusted by CER due 2021deposited with the account opened at Caja de Valores S.A. entitled “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés Minimum Counterbalancing Entry”. As of September 30, 2016 and the end of the previous fiscal year, the Bank’s Stockholders’ Equity exceeds the minimum amount imposed by CNV.

13.2	The Bank’s operations as Mutual Funds’ Custodian Agent

As of September 30, 2016 and the end of the previous fiscal year, in its capacity as Custodian Agent of “FBA Ahorro Pesos”, “FBA Renta Pesos”, “FBA Bonos Argentina”, “FBA Calificado”, “FBA Horizonte”, “FBA Acciones Latinoamericanas”, “FBA Acciones Argentinas” and “FBA Bonos Globales” managed by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, the Bank holds certificates of deposits, repos, shares, corporate bonds, government securities, indexes, deferred payment checks, securities issued by the BCRA, Cedears, ADRS, shares in mutual funds and financial trusts in safekeeping in the amount of 17,897,140 and 7,902,234, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts - Debit Accounts -Control - Other”.

The Investment Funds´ equities are as follows:

	EQUITIES AS OF
INVESTMENT FUND	09-30-2016	12-31-2015
FBA Ahorro Pesos	12,091,269	5,458,819
FBA Bonos Argentina	3,473,794	269,797
FBA Renta Pesos	2,283,806	2,559,447
FBA Calificado	386,640	299,372
FBA Horizonte	263,275	191,003
FBA Acciones Latinoamericanas	95,617	64,063
FBA Acciones Argentinas	42,956	3,066
FBA Bonos Globales	265	217

Total	18,637,622	8,845,784

14.	EARNINGS DISTRIBUTIONS

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, that at the same time allows the Bank’s financial condition to perform favourably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations.

In accordance with the provisions of current regulations on “ Distribution of results” of the Argentine Central Bank , for the purposes of calculating the balance of distributable profits be made in non-accounting deductions form of the sum of the amounts recorded in the account earnings and the discretionary reserve for future distributions results. It also must be authorized by the Superintendency of Financial and Exchange Institutions in order to verify the correct application of the method described by the same for the distribution of results.

15.	ACCOUNTS IDENTIFYING COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of September 30, 2016 and the end of the previous fiscal year:

	09-30-16	12-31-15

COMPUTABLE COMPLIANCE IN PESOS

Special Guarantee Accounts	835,641	711,241
BCRA Checking Account	10,965,000	10,023,347
Special social security accounts	121,173	--,--

TOTAL	11,921,814	10,734,588

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in thousands of pesos)

Special Guarantee Accounts	73,601	52,697
BCRA Checking Account	12,506,363	12,460,754

TOTAL	12,579,964	12,513,451

COMPUTABLE COMPLIANCE IN EUROS (Stated in thousands of pesos)

BCRA Checking Account	75,649	75,574

TOTAL	75,649	75,574

16.	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explain the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	09-30-16	12-31-15	09-30-15	12-31-14
a) Cash and due from banks	30,208,270	27,942,617	13,913,485	12,525,541
b) Loans to financial sector, call granted maturity date less than three months	448,000	517,300	309,650	525,950

CASH AND CASH EQUIVALENTS	30,656,270	28,459,917	14,223,115	13,051,491

Item b) is considered to be cash equivalents because they it is held in order to meet short-term commitments, they are readily convertible in known cash amounts, they are subject to insignificant risk of changes in value and their maturity is less than three months.

17.	THE BANK’S DOCUMENTATION AND RECORDS – CNV RESOLUTION Nr. 629/14

CNV issued its General Resolution Nr. 629 on August 14, 2014 to introduce changes in its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has sent the documentation that supports its operations for the periods still open to audit for safekeeping to Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km, 31,5 of Florencio Varela, Province of Buenos Aires.

In addition, it is put on record that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Article 5, Sub-article a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (Technical Rules 2013 as modified).

18.	IFRS CONVERGENCE IMPLEMENTATION PLAN.

On September 30, 2016, in compliance with the instructions given by the Argentine Central Bank through its Communication “A” 5844, as amended, the Entity submitted the required recognition and measurement adjustments to reconcile the balances of assets and liabilities to the balances that would arise from applying the International Financial Reporting Standards set forth in the Argentine Central Bank’s guidelines. The Entity’s Board of Directors has taken note of such report and of the progress made during the meeting held in September 2016.

19.	PURCHASE OF STOCK IN VOLKSWAGEN FINANCIAL SERVICES COMPAÑIA FINANCIERA S.A.

On May 20, 2015, the Bank executed a Stock Purchase Agreement with Grupo Volkswagen, Pursuant to this Stock Purchase Agreement, the Bank acquired 51% of the capital stock of Volkswagen Financial Services Compañía Financiera S.A., equivalent to 23,970,000 non-endorsable, registered, ordinary shares with par value $ 1 and the right to one vote per share.

On August 26, 2016, pursuant to Resolution No. 332, the Argentine Central Bank approved the transaction above mentioned. Consequently, on September 26, 2016, 51% of its capital stock was effectively transferred to BBVA Francés and the agreed-upon price, 53,040, was paid.

On September 26, 2016, Volkswagen Credit Compañía Financiera S.A.’s Ordinary and Extraordinary General Shareholders’ Meeting adopted a unanimous resolution whereby the company’s name would be changed to “Volkswagen Financial Services Compañía Financiera S.A.”. As of the date of issuance of these financial statements, this change had been authorized by the Argentine Central Bank and it is now pending registration with the Public Registry of Commerce of the City of Buenos Aires [IGJ].

Additionally, and as per a resolution adopted by the Shareholders’ Meeting already mentioned, on October 27, 2016, BBVA Francés disbursed 229,500 as a capital increase.

20.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

21.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matters mentioned in note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with the Argentine professional accounting standards. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with the Argentine professional accounting standards may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between the accounting standards of BCRA and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market Value of present value	Book balance as of 09-30-16	Book balance as of 12-31-15	Position without options	Final position

TÍTULOS PÚBLICOS

* Government securities as fair value

Local
In pesos
Secured Bonds maturing 2020	2423		1,691,529		1,691,529	1,691,529
Federal Government Bonds adjusted by CER due 2021	5315		611,771		611,771	611,771
Peso-denominated Discount governed by Argentine Law maturing in 2033	45696		368,397		215,765	215,765
Federal Government Bonds in Pesos Badlar + 325 bp maturing in 2020	5476		224,490		224,490	224,490
National Treasury Bonds in pesos fixed rate maturing 2018	5316		221,277		520,805	520,805
Federal Government Bonds in Pesos Badlar + 300 bp maturing in 2017	5467		131,864		131,864	131,864
National Treasury Bonds in pesos fixed rate maturing 19/9/2018	5317		25,595		307,495	307,495
Other			5,986		14,137	14,137

Subtotal in pesos			3,280,909	2,894,594	3,717,856	3,717,856

In foreign currency
Federal Government Bonds in US Dollar 0.75 % maturing in 2017	5464		10,581		--,--	--,--

Subtotal in foreign currency			10,581	325,499	--,--	--,--

Subtotal Government securities at fair value			3,291,490	3,220,093	3,717,856	3,717,856

* Government securities at amortized cost

Local
In pesos
Other		164	164		164	164

Subtotal in pesos			164	164	164	164

In foreign currency
Other		926	926		926	926

Subtotal in foreign currency			926	--,--	926	926

Subtotal Government securities at amortized cost			1,090	164	1,090	1,090

* Instrument

BCRA Bills
At fair value
Argentine Central Bank Internal Bills due 01-18-17	46761		348		348	348

Subtotal at fair value			348	5,975,561	348	348

Repurchase transactions
Argentine Central Bank Internal Bills due 01-02-17	46773		304,706		--,--	--,--

Subtotal repurchase transactions			304,706	--,--	--,--	--,--

At amortized cost
Argentine Central Bank Internal Bills due 03-01-17	46794		1,617,433		1,617,433	1,617,433
Argentine Central Bank Internal Bills due 10-05-16	46783		1,421,723		1,955,366	1,955,366
Argentine Central Bank Internal Bills due 04-26-17	46807		1,132,411		1,132,411	1,132,411
Argentine Central Bank Internal Bills due 02-01-17	46773		684,617		684,617	684,617
Argentine Central Bank Internal Bills due 12-21-16	46779		615,015		615,015	615,015
Argentine Central Bank Internal Bills due 01-04-17	46790		589,375		589,375	589,375
Argentine Central Bank Internal Bills due 12-14-16	46772		569,891		569,891	569,891
Argentine Central Bank Internal Bills due 05-17-17	46810		519,489		519,489	519,489
Argentine Central Bank Internal Bills due 11-02-16	46784		470,961		470,961	470,961
Argentine Central Bank Internal Bills due 10-12-16	46788		363,989		363,989	363,989
Argentine Central Bank Internal Bills due 05-03-17	46808		347,673		347,673	347,673
Argentine Central Bank Internal Bills due 10-26-16	46778		339,516		339,516	339,516
Argentine Central Bank Internal Bills due 02-08-17	46780		318,081		318,081	318,081
Argentine Central Bank Internal Segment Bills due 11-16-16	46792		193,598		347,559	347,559
Argentine Central Bank Bills due 10-12-16	46725		129,611		130,243	130,243
Other			123,760		627,520	627,520

Subtotal at amortized cost			9,437,143	5,111,019	10,629,139	10,629,139

Subtotal instruments issued by the BCRA			9,742,197	11,086,580	10,629,487	10,629,487

TOTAL GOVERNMENT SECURITIES			13,034,777	14,306,837	14,348,433	14,348,433

EXHIBIT A (Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

		Tenencia
Description	ID Caja de Valores	Market Value of present value	Book balance as of 09-30-16	Book balance as of 12-31-15	Position without options	Final position

INVESTMENTS IN LISTED PRIVATE SECURITIES

Other Equity instruments
Local
In pesos
Tenaris S.A.	40115		167		167	167
Other					(5)	(5)

Subtotal in pesos			167	126	162	162

From abroad
In Foreign currency

Other			51		51	51

Subtotal in foreign currency			51	48	51	51

Subtotal Equity instruments			218	174	213	213

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			218	174	213	213

TOTAL GOVERNMENT AND PRIVATE SECURITIES			13,034,995	14,307,011	14,348,646	14,348,646

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	09.30.16	12.31.15

COMMERCIAL PORTFOLIO

Normal performance	40,398,995	28,048,594

Preferred collaterals and counter guaranties “A”	1,703,308	1,715,283
Preferred collaterals and counter guaranties “B”	1,405,730	1,259,431
Without senior security or counter guaranties	37,289,957	25,073,880

With special follow-up	130,056	15,957

Under observation	122,622	8,788

Preferred collaterals and counter guaranties “B”	101,978	5,419
Without senior security or counter guaranties	20,644	3,369

Negociations for recovery or re-financing agreements underway	7,434	7,169

Preferred collaterals and counter guaranties “B”	6,431	859
Without senior security or counter guaranties	1,003	6,310

With problems	3,773	--,--

Without senior security or counter guaranties	3,773	--,--

With high risk of uncollectibility	11,055	13,134

Preferred collaterals and counter guaranties “B”	7,105	7,105
Without senior security or counter guaranties	3,950	6,029

Uncollectible	5,619	5,506

Without senior security or counter guaranties	5,619	5,506

TOTAL	40,549,498	28,083,191

EXHIBIT B (Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	09.30.16	12.31.15

CONSUMER AND HOUSING PORTFOLIO

Normal performance	32,727,469	31,510,894

Preferred collaterals and counter guaranties “A”	10,264	18,075
Preferred collaterals and counter guaranties “B”	2,560,739	2,605,846
Without senior security or counter guaranties	30,156,466	28,886,973

Low Risk	296,682	211,609

Other collaterals and counter guaranties “B”	29,984	20,454
Without senior security or counter guaranties	266,698	191,155

Medium Risk	307,828	179,566

Other collaterals and counter guaranties “B”	6,587	5,444
Without senior security or counter guaranties	301,241	174,122

High Risk	228,819	117,743

Other collaterals and counter guaranties “B”	16,396	9,293
Without senior security or counter guaranties	212,423	108,450

Uncollectible	23,596	26,618

Other collaterals and counter guaranties “B”	5,716	9,479
Without senior security or counter guaranties	17,880	17,139

Uncollectible, classified as such under regulatory requirements	54	66

Sin garantías ni contragarantías preferidas	54	66

TOTAL	33,584,448	32,046,496

TOTAL GENERAL (1)	74,133,946	60,129,687

(1) Items included: Loans (before allowances): Other receivables from financial transactions; Unlisted corporate bonds and Other receivables by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts - Credit - Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classificacition regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

	09.30.16		12.31.15
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	9,735,726	13.13%	6,522,757	10.85%

50 next largest clients	11,446,745	15.44%	7,079,649	11.77%

100 following clients	5,956,651	8.03%	4,428,163	7.36%

Remaining clients	46,994,824	63.40%	42,099,118	70.02%

TOTAL (1)	74,133,946	100.00%	60,129,687	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL

Government sector	--,--	110	88	93,138	--,--	--,--	--,--	93,336

Financial sector	--,--	867,210	655,716	738,633	359,645	185,972	123,782	2,930,958

Non financial private sector and residents abroad	237,486	36,816,939	7,016,845	5,607,103	7,778,406	5,954,427	7,698,446	71,109,652

TOTAL	237,486	37,684,259	7,672,649	6,438,874	8,138,051	6,140,399	7,822,228	74,133,946	(1)

(1)	See (1) in Exhibit B. Anexo B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See note 21)

- Stated in thousands of pesos -

								Information about issuer
Concept		Acciones				AMOUNT			Date from

Identification	Description	Class	Unit fair Value	Votos per share	Number	09.30.16	12.31.15	Main Business	Period / Fiscal year end	Capital stock	Stockholder’ equity	Income/ (Loss) for the period / fiscal year

	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled

	Local:										miles de $

33642192049	BBVA Francés Valores S.A.	Common	500$	1	12,396	72,852	41,648	Stockbroker	09.30.2016	6,390	75,109	32,172
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.(en liquidación)	Common	1$	1	35,425,947	5,763	10,484	Pensions Fund Manager	09.30.2016	65,739	10,694	(3,746)

30707847367	PSA Finance Arg. Cía. Financiera S.A.	Common	1000$	1	26,089	333,633	327,554	Financial Institutions	09.30.2016	52,178	667,265	192,157

30548590163	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Common	1$	1	230,398	132,444	160,594	Investment Fund Manager	09.30.2016	243	185,635	72,544
33707124909	Rombo Cía. Financiera S.A.	Common	1000$	1	24,000	294,635	246,842	Financial Institutions	09.30.2016	60,000	736,588	119,484
30682419578	Volkswagen Financial Services Cía. Financiera S.A.	Common	1$	1	23,970,000	48,967	--,--	Financial Institutions	09.30.2016	47,000	96,016	13,178

		Subtotal Controlled				888,294	787,122

	Non Controlled

	Local:

30598910045	Prisma Medios de Pago S.A. (1)	Common	1$	1	1,571,996	20,514	14,206	Services to companies	12.31.2015	15,000	436,525	300,971
30690783521	Interbanking S.A.	Common	1$	1	149,556	10,581	7,304	Services	12.31.2015	1,346	383,370	317,632
	Otras					244	248

	Foreign:

30710156561	Banco Latinoamericano de Comercio Exterior S.A.	Common B	87$	1	20,221	3,841	3,273	Banking Institutions	12.31.2015	3,641,140	12,639,963	1,352,312

		Subtotal noncontrolled				35,180	25,031

		Total in financial intitutions, Supplementary and authorized				923,474	812,153

	IN OTHER COMPANIES

	Non Controlled

	Local:

30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	115,882	59,023	Insurance	09.30.2016	10,651	948,294	173,002

	Foreign:

17BE1002	S.W.I.F.T. S.C.R.L.	Common	1759$	1	4	192	163	Financial messenger Institutions	31.12.2015	193,877	5,456,795	274,306

		Subtotal non-controlled				116,074	59,186

		Total in other companies				116,074	59,186

		TOTAL INVESTMENTS IN OTHER COMPANIES				1,039,548	871,339

(1)	Refers to a irregular seven-month fiscal period, ended december 31, 2015,

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2016 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the period		Net book value at 09-30-2016	Net book value at 12-31-2015
					Years useful life	Amount

PREMISES AND EQUIPMENT

Real Estate	439,572	581	16,067	--,--	50	15,921	440,299	439,572
Furniture and Facilities	436,577	95,551	7,863	--,--	10	49,600	490,391	436,577
Machinery and Equipment	221,996	149,047	429	--,--	3 y 5	105,927	265,545	221,996
Automobiles	3,305	1,137	--,--	38	5	956	3,448	3,305

TOTAL	1,101,450	246,316	24,359	38		172,404	1,199,683	1,101,450

OTHER ASSETS

Construction in progress	65,617	122,568	(32,196)	2,456	--,--	--,--	153,533	65,617
Advances to suppliers of goods	1,409,691	501,148	--,--	--,--	--,--	--,--	1,910,839	1,409,691
Work of Art	992	--,--	--,--	--,--	--,--	--,--	992	992
Leased assets	2,199	--,--	--,--	--,--	50	35	2,164	2,199
Property taken as security for loans	1,788	815	--,--	778	50	73	1,752	1,788
Stationary and office supplies	27,394	48,475	--,--	27,660	--,--	--,--	48,209	27,394
Others	12,945	38,949	7,837	7,903	50	135	51,693	12,945

TOTAL	1,520,626	711,955	(24,359)	38,797		243	2,169,182	1,520,626

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2016 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

Description	Net book value beginning of fiscal year	Additions	Amortization for the period
			Years of useful life	Amount	Net book value at 09-30-2016	Valor residual at 12-31-2015

Goodwill	--,--	3,596	10	30	3,566	--,--

Organization and development expenses (1)	236,598	103,763	1 y 5	57,792	282,569	236,598

Organization and non-deductible expenses	--,--	6,967	--,--	6,967	--,--	--,--

TOTAL	236,598	114,326		64,789	286,135	236,598

(1)	This caption mainly includes costs from information technology projects and lease hold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

	09.30.16		12.31.15
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	3,598,321	3.91%	8,232,045	10.72%

50 next largest clients	6,242,491	6.79%	6,314,531	8.22%

100 following clients	3,804,663	4.14%	3,484,729	4.54%

Remaining clients	78,280,112	85.16%	58,761,158	76.52%

TOTAL	91,925,587	100.00%	76,792,463	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS AND

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

	Plazos que restan para su vencimiento
Descriptions	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL

Deposits	80,764,104	8,300,062	1,136,750	1,556,066	168,528	77	91,925,587

Other liabilities from financial transactions

Argentine Central Bank	2,358	4,505	6,825	13,239	4,656	--,--	31,583

Banks and international institutions	22,838	396,626	458,408	31,070	--,--	--,--	908,942

Unsubordinated corporate bonds	19,537	442,558	145,116	569,997	315,000	445,000	1,937,208

Financing received from local financial institutions	225,149	--,--	--,--	--,--	--,--	--,--	225,149

Others	6,379,341	4,739	7,179	13,926	4,898	--,--	6,410,083

Total O.L.F.T.	6,649,223	848,428	617,528	628,232	324,554	445,000	9,512,965

TOTAL	87,413,327	9,148,490	1,754,278	2,184,298	493,082	445,077	101,438,552

EXHIBIT J

MOVEMENT OF ALLOWANCES

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2016

AND THE FISCAL YEAR ENDED DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases (6)		Reversals	Applications	09.30.16	12 .31.15
DEDUCTED FROM ASSETS
Government securities
– For impairment value	212	3	(5)	--,--	--,--	215	212

Loans
– Allowances for doubtful loans	1,079,625	723,181	(1)	--,--	324,007	1,478,799	1,079,625

Other receivables form financial transactions
– Allowances for doubtful receivables and impairment	3,789	977	(1)	--,--	3	4,763	3,789

Receivables from financial leases
– Allowances for doubtful receivables and impairment	28,414	4,875	(1)	--,--	3,809	29,480	28,414

Investment to other companies
– For impairment value	5	--,--	(3)	--,--	--,--	5	5

Other receivables
– Allowance for doubt receivable	323,721	321,039	(2)	172	8,288	636,300	323,721

Total	1,435,766	1,050,075		172	336,107	2,149,562	1,435,766

LIABILITIES-ALLOWANCES
Contingent commitments	610	74	(1)	--,--	--,--	684	610

Other contingencies	936,603	324,145	(4)	675	117,430	1,142,643	936,603

For administrative, disciplinary and criminal penalties	48,817	--,--		48,567	250	--,--	48,817

TOTAL	986,030	324,219		49,242	117,680	1,143,327	986,030

(1)	Recorded in compliance with the provisions of Communications “A” 3918, as supplemented, of BCRA, taking into account note 2.3.f.).
(2)

Includes mainly the potential loans risk arising booked as Miscellaneous receivables relating to the petitions for the protection of constitutional rights (Amparos) paid and deferred tax asset (see note 4.1.1).

(3)	Recorded to cover the estimated impairment in A.I.G. Latin American Fund’s equity.
(4)

Recorded to cover contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, labor, commercial and other lawsuits). (see note 2.3.p)

(5)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

Government securities	3
Loans	10,048
Other receivables from financial transactions	7
Other receivables	6,427

EXHIBIT K

CAPITAL STRUCTURE AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
		Votes per	Issued		Pending issuance or
Class	Quantity	share	Outstanding	In portfolio	distribution		Paid in

Common	536,877,850	1	536,833	--,--	45	(1)	536,878	(2)

(1)   Shares issued and available to stockholders but not as yet withdrawn.

(2)   Fully registered with the Public Registry of Commerce (See note 1.2.)

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

Accounts	09.30.16							12.31.15

		TOTAL OF THE PERIOD (per type of currency)

	TOTAL OF PERIOD	Euro	Dólar	Libra	Franco Suizo	Yen	Otras	TOTAL OF THE FISCAL YEAR
ASSETS

Cash and due from banks	15,379,970	415,745	14,935,883	5,728	351	624	21,639	14,853,770
Government and private securities	11,558	--,--	11,558	--,--	--,--	--,--	--,--	346,382
Loans	10,485,741	9,740	10,476,001	--,--	--,--	--,--	--,--	3,927,962
Other receivables from financial transactions	1,905,260	430,493	1,474,767	--,--	--,--	--,--	--,--	1,229,168
Investment in other companies	4,033	192	3,841	--,--	--,--	--,--	--,--	3,436
Other receivables	454,495	2,235	452,260	--,--	--,--	--,--	--,--	348,760
Suspense items	1,031	6	1,025	--,--	--,--	--,--	--,--	1,579

TOTAL	28,242,088	858,411	27,355,335	5,728	351	624	21,639	20,711,057

PASIVO

Deposits	21,765,448	297,216	21,468,232	--,--	--,--	--,--	--,--	12,561,577
Other liabilities from financial transactions	4,339,950	530,899	3,800,634	5,024	220	382	2,791	5,833,207
Other liabilities	108,285	10,100	98,185	--,--	--,--	--,--	--,--	76,312
Suspense items	8,305	--,--	8,305	--,--	--,--	--,--	--,--	4,300

TOTAL	26,221,988	838,215	25,375,356	5,024	220	382	2,791	18,475,396

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	5,289,025	253,966	5,035,059	--,--	--,--	--,--	--,--	4,149,394
Control	42,393,972	685,017	41,655,525	--,--	2,051	6,204	45,175	17,527,735

TOTAL	47,682,997	938,983	46,690,584	--,--	2,051	6,204	45,175	21,677,129

Credit accounts (except contra credit accounts)
Contingent	340,803	143,024	197,779	--,--	--,--	--,--	--,--	749,846
Control	2,700,822	20,375	2,680,447	--,--	--,--	--,--	--,--	78,351

TOTAL	3,041,625	163,399	2,878,226	--,--	--,--	--,--	--,--	828,197

EXHIBIT N

ASSISTANCE TO RELATED AND AFFILIATES

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	Status
Concept	Normal	With special follow-up / Low Risk	With problems / Medium Risk		With high risk of uncollectibility / High Risk		Uncollectible	Clasified uncollectible as such	TOTAL (1)
			Not yet matured	Past-due	Not yet matured	Past-due		under regulatory requirement	09.30.16	12.31.15

1. Loans	1,601,313	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,601,313	1,718,350

- Overdraft	145	--,--	--,--	--,--	--,--	--,--	--,--	--,--	145	2,171

Without senior or counter guaranty	145	--,--	--,--	--,--	--,--	--,--	--,--	--,--	145	2,171

- Discounted Instruments	1,068	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,068	553

Without senior or counter guaranty	1,068	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,068	553

- Real Estate Mortgage and Collateral Loans	3,391	--,--	--,--	--,--	--,--	--,--	--,--	--,--	3,391	3,519

Other collaterals and counter guaranty “B”	3,391	--,--	--,--	--,--	--,--	--,--	--,--	--,--	3,391	3,519

- Consumer	2,236	--,--	--,--	--,--	--,--	--,--	--,--	--,--	2,236	3,222

Without senior or counter guaranty	2,236	--,--	--,--	--,--	--,--	--,--	--,--	--,--	2,236	3,222

- Credit Cards	7,554	--,--	--,--	--,--	--,--	--,--	--,--	--,--	7,554	7,251

Without senior or counter guaranty	7,554	--,--	--,--	--,--	--,--	--,--	--,--	--,--	7,554	7,251

- Others	1,586,919	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,586,919	1,701,634

Without senior or counter guaranty	1,586,919	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,586,919	1,701,634

2. Others receivables from financial transactions	25,162	--,--	--,--	--,--	--,--	--,--	--,--	--,--	25,162	45,560

3. Receivables from financial leases and other	411	--,--	--,--	--,--	--,--	--,--	--,--	--,--	411	509

4. Contingent commitments	88,343	--,--	--,--	--,--	--,--	--,--	--,--	--,--	88,343	81,246

5. Investments in other companies and private securities	1,015,742	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,015,742	825,972

TOTAL	2,730,971	--,--	--,--	--,--	--,--	--,--	--,--	--,--	2,730,971	2,671,637

TOTAL ALLOWANCES	16,269	--,--	--,--	--,--	--,--	--,--	--,--	--,--	16,269	17,644

(1) Maximun amount granted to related clients during September ,2016 and december 2015, respectively, according to BCRA rules

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

Type of contract	Purpose of transactions	Underlying asset	Type of settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (days)	Amount

SWAPS	Financial transactions – own count	-	Upon expiration of differences	RESIDENTS IN ARGENTINA – FINANCIAL SECTOR	21	16	31	1,561,810

SWAPS	Interest rate hedge	-	Upon expiration of differences	RESIDENTS IN ARGENTINA – NON-FINANCIAL SECTOR	122	36	7	25,642

FUTURES	Financial transactions – own count	Foreign currency	Daily of differences	MAE	3	2	1	3,342,926

FUTURES	Financial transactions – own count	Foreign currency	Daily of differences	ROFEX	2	1	1	798,590

FUTURES	Financial transactions – own count	Foreign currency	Upon expiration of differences	RESIDENTS IN ARGENTINA – NON-FINANCIAL SECTOR	2	1	66	2,328,752

REPOS	Financial transactions – own count	Others	Upon expiration of differences	RESIDENTS IN ARGENTINA – FINANCIAL SECTOR	1	1	1	978,151

TOTAL								9,035,871

CONSOLIDATED BALANCE SHEETS AS OF

SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Art. 33 of Law no. 19.550)

(Translation of financial statements originally issued in Spanish - See note 21)

Stated in thousands of pesos

ASSETS:	09.30.16	12.31.15
A. CASH AND DUE FROM BANKS:
Cash	5,419,491	5,067,290
Due from banks and correspondents	24,876,593	22,902,996

Argentine Central Bank (BCRA)	23,735,098	22,584,758
Other local	319,544	2,532
Foreign	821,951	315,706

	30,296,084	27,970,286

B. GOVERNMENT AND PRIVATE SECURITIES (Note 7.a.):
Holdings booked at fair value	3,323,971	3,223,178
Holdings booked at amortized cost	1,090	164
Instruments issued by the BCRA	9,742,197	11,086,580
Investments in listed private securities	99,108	112,481

Less: Allowances	215	212

	13,166,151	14,422,191

C. LOANS:
To government sector	93,336	66,799
To financial sector	2,078,934	1,743,165

Interfinancial – (Call granted)	300,633	184,500
Other financing to local financial institutions	1,547,847	1,340,586
Interest and listed-price differences accrued and pending collection	230,454	218,079

To non financial private sector and residents abroad	70,534,411	55,859,298

Overdraft	10,789,904	6,739,426
Discounted instruments	10,473,506	9,559,666
Real estate mortgage	1,866,569	2,122,955
Collateral Loans	5,087,540	4,567,505
Consumer	8,172,953	7,343,933
Credit cards	19,698,692	18,322,958
Other	13,704,420	6,510,536
Interest and listed-price differences accrued and pending collection	1,039,958	908,684
Less: Interest documented together with main obligation	299,131	216,365

Less: Allowances	1,510,079	1,105,941

	71,196,602	56,563,321

Carried Forward	114,658,837	98,955,798

Brought forward	114,658,837	98,955,798

	09.30.16	12.31.15
D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	950,759	926,177
Amounts receivable for spot and forward sales to be settled	2,221,498	1,108,744
Instruments to be received for spot and forward purchases to be settled	3,944,665	1,117,655
Unlisted corporate bonds	297,050	200,894
Non-deliverable forward transactions balances to be settled	21,078	33,150
Other receivables not covered by debtor classification regulations	12,978	--,--
Other receivables covered by debtor classification regulations	451,783	349,651

Less: Allowances	8,764	7,397

	7,891,047	3,728,874

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases	2,110,094	2,407,614
Interest accrued pending collection	30,760	29,661

Less: Allowances	30,816	29,824

	2,110,038	2,407,451

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	298,476	250,115
Other (Note 7.b.)	194,993	103,267

Less: Allowances	5	5

	493,464	353,377

G. OTHER RECEIVABLES:
Other (Note 7.c.)	2,785,768	2,750,501
Other interest accrued and pending collection	582	671

Less: Allowances	729,893	374,063

	2,056,457	2,377,109

H. PREMISES AND EQUIPMENT:	1,215,641	1,107,173

I. OTHER ASSETS:	2,212,177	1,561,899

J. INTANGIBLE ASSETS:
Goodwill	3,566	--,--
Organization and development expenses	282,764	236,861

	286,330	236,861

K. SUSPENSE ITEMS:	8,906	7,656

TOTAL ASSETS:	130,932,897	110,736,198

(Cont.)

LIABILITIES:	09.30.16	12.31.15

L. DEPOSITS:
Government sector	2,115,930	3,116,576
Financial sector	148,087	94,643
Non financial private sector and residents abroad	89,640,200	73,653,274
Checking accounts	18,325,017	18,187,331
Savings deposits	32,321,757	22,451,097
Time deposits	35,783,785	31,194,298
Investments accounts	85,091	34,807
Other	2,440,489	1,271,170
Interest and listed-price differences accrued payable	684,061	514,571

	91,904,217	76,864,493

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank	31,583	49,042

Other	31,583	49,042

Banks and International Institutions	904,515	1,386,931
Unsubordinated corporate bonds	2,019,988	1,834,024
Amounts payable for spot and forward purchases to be settled	3,272,960	1,112,631
Instruments to be delivered for spot and forward sales to be settled	3,079,295	1,237,890
Financing received from Argentine financial institutions	916,797	398,008

Interfinancial (call borrowed)	260,300	43,000
Other financing from local financial institutions	656,323	354,845
Interest accrued payable	174	163
Non-deliverable forward transactions balances to be settled	1,643	1,116,953
Other (Note 7.d.)	6,776,977	7,747,766
Interest and listed-price differences accrued payable	132,177	148,803

	17,135,935	15,032,048

N. OTHER LIABILITIES:
Dividends payable	--,--	473,991
Fees payable	329	185
Other (Note 7.e.)	4,358,566	3,232,428

	4,358,895	3,706,604

O. ALLOWANCES (Exhibit J):	1,200,286	1,032,010

P. SUSPENSE ITEMS:	67,786	46,544

TOTAL LIABILITIES:	114,667,119	96,681,699

Q. MINORITY INTEREST IN SUBSIDIARIES (Note 4)	388,148	338,136

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	15,877,630	13,716,363

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	130,932,897	110,736,198

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	09.30.16	12.31.15
DEBIT ACCOUNTS

Contingent
Guaranties received	23,837,605	18,986,357
Contra contingent debit accounts	896,824	1,558,329

	24,734,429	20,544,686

Control
Receivables classified as irrecoverable	697,585	709,948
Other (Note 7.f.)	202,016,740	116,961,972
Contra control debit accounts	7,012,131	2,524,692

	209,726,456	120,196,612

Derivatives
“Notional” amount of non-deliverable forward transactions	3,048,191	5,876,854
Interest rate swap	1,437,452	963,368
Contra derivatives debit accounts	3,422,077	5,843,638

	7,907,720	12,683,860

TOTAL	242,368,605	153,425,158

CREDIT ACCOUNTS

Contingent
Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit I)	135,181	327,251
Guaranties provided to the BCRA	204,278	102,603
Other guaranties given covered by debtor classification regulations (Exhibit I)	180,500	342,972
Other guaranties given non covered by debtor classification regulations	85,455	273,808
Other covered by debtor classification regulations (Exhibit I)	291,410	511,695
Contra contingent credit accounts	23,837,605	18,986,357

	24,734,429	20,544,686

Control
Items to be credited	1,813,883	1,369,765
Other	5,198,248	1,154,927
Contra control credit accounts	202,714,325	117,671,920

	209,726,456	120,196,612

Derivatives
“Notional” amount of non-deliverable forward transactions	3,422,077	5,843,638
Contra credit derivatives accounts	4,485,643	6,840,222

	7,907,720	12,683,860

TOTAL	242,368,605	153,425,158

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit I are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(Art. 33 - Law No.19.550)

(Translation of financial statements originally issued in Spanish - See note 21)

	09.30.16	09.30.15
A. FINANCIAL INCOME

Interest on loans to the financial sector	373,860	213,648
Interest on overdraft	2,573,315	1,594,971
Interest on discontinued instruments	1,562,056	976,247
Interest on real estate mortgage	302,347	225,738
Interest on collateral loans	825,307	683,688
Interest on credit card loans	2,972,642	2,006,123
Interest on other loans	2,984,719	2,367,858
Interest on other receivables from financial transactions	645	216
Interest on financial leases	340,687	296,811
Income from secured loans - Decree 1387/01	29,620	11,591
Income from government and private securities	3,291,925	2,422,837
Indexation by benchmark stabilization coefficient (CER)	478,750	147,642
Gold and foreign currency exchange difference	944,394	349,951
Other	458,048	267,220

	17,138,315	11,564,541

B. FINANCIAL EXPENSE

Interest on savings deposits	25,686	15,679
Interest on time deposits	6,069,075	3,585,992
Interest on interfinancial financing (call borrowed)	30,116	20,927
Interest on other financing from financial institutions	102,808	35,676
Interest on other liabilities from financial transactions	434,549	356,181
Other interest	3,243	4,728
Indexation by CER	318	46
Contribution to the deposit guarantee fund	200,275	284,837
Other	1,101,849	673,117

	7,967,919	4,977,183

GROSS INTERMEDIATION MARGIN – GAIN	9,170,396	6,587,358

C. ALLOWANCES FOR LOAN LOSSES	723,815	439,476

Carried Forward	8,446,581	6,147,882

Brought forward	8,446,581	6,147,882

	09.30.16	09.30.15
D. SERVICE CHARGE INCOME

Related to lending transactions	2,685,730	1,872,646
Related to liability transactions	1,808,394	1,431,991
Other commissions	324,815	220,361
Other (Nota 7.g.)	1,025,832	815,120

	5,844,771	4,340,118

E. SERVICE CHARGE EXPENSE

Commissions	2,010,115	1,201,798
Other (Note 7.h)	588,279	423,990

	2,598,394	1,625,788

F. ADMINISTRATIVE EXPENSES

Payroll expenses	3,859,618	2,678,468
Free to bank Directors and Supervisory Comittee	6,208	4,826
Others professional Fees	111,642	69,767
Advertising and publicity	271,691	168,944
Taxes	647,626	483,689
Fixed assets depreciation	172,780	149,207
Organizational expenses amortization	57,860	47,919
Other operating expenses	916,531	665,410
Others	657,407	435,380

	6,701,363	4,703,610

NET GAIN FROM FINANCIAL TRANSACTIONS	4,991,595	4,158,602

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(94,821)	(96,734)

G. OTHER INCOME

Income from long-term investments	171,838	151,251
Punitive interests	29,994	24,294
Loans recovered and reversals of allowances	185,194	109,102
Other (Note 7.i.)	596,924	180,605

	983,950	465,252

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	1,635	19
Charge for uncollectibility of other receivables and other allowances	656,718	305,604
Amortization of difference arising from judicial resolutions	6,967	5,718
Depreciation and losses from miscellaneous assets	1,144	1,175
Goodwill amortization	30	--,--
Other (Note 7.j)	119,942	122,861

	786,436	435,377

NET GAIN BEFORE INCOME TAX AND TAX MINIMUM PRESUMED INCOME	5,094,288	4,091,743

I. INCOME TAX AND TAX MINIMUM PRESUMED INCOME	2,033,021	1,495,517

NET INCOME FOR THE PERIOD	3,061,267	2,596,226

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit I are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	09.30.16		09.30.15
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	28,363,286	(1)	12,951,964	(1)
Cash and cash equivalents at the end of the period	30,777,084	(1)	14,052,826	(1)

Net increase in cash and cash equivalents	2,413,798		1,100,862

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections from:
- Government and private securities	4,547,965		(1,602,064)
- Loans	(1,423,351)		(114,323)

to financial sector	(235,394)		(613,737)
al non-financial public sector	(72)		(66)
al non-financial private sector and residents abroad	(1,187,885)		499,480
- Other receivables from financial transactions	(215,235)		(355,324)
- Receivables from financial leases	297,413		(266,591)
- Deposits	7,489,587		7,168,461

to financial sector	53,444		59,870
to non-financial public sector	(1,022,285)		157,482
to non-financial private sector and residents abroad	8,458,428		6,951,109
- Other liabilities from financial transactions	(1,811,773)		97,685

Financing from financial or interfinancial sector (call borrowed)	217,300		69,951
Others (except liabilities included in Financing Activities)	(2,029,073)		27,734
Collections related to service charge income	5,839,146		4,360,204
Payments related to service charge expense	(2,594,354)		(1,624,787)
Administrative expenses paid	(6,368,050)		(4,481,682)
Organizational and development expenses paid	(100,379)		(50,361)
Net collections from punitive interest	28,359		22,383
Differences from judicial resolutions paid	(6,967)		(5,718)
Collections of dividends from other companies	182,836		49,840
Other collections related to other income and expenses	779,306		312,910

Net cash flows provided by operating activities	6,644,503		3,510,633

Investment activities
Net payments from premises and equipment	(257,317)		(164,289)
Net collections from other assets	(686,159)		(364,934)
Payments for purchase of investment in other companies	(53,040)		—
Other payments from investments activities	(266,316)		(485,719)

Net cash flows used in investment activities	(1,262,832)		(1,014,942)

Financing activities

Net (payments) / collections from:
- Unsubordinated corporate bonds	185,964		(226,065)
- Argentine Central Bank	(17,307)		(17,570)

Other	(17,307)		(17,570)
- Banks and international agencies	(482,416)		279,545
- Financing received from local financial institutions	301,478		237,021
Payments of dividends	(1,463,992)		--,--
Other payments related to financing activities	(1,491,600)		(1,667,760)

Net cash flows used in financing activities	(2,967,873)		(1,394,829)

Net increase in cash and cash equivalents	2,413,798		1,100,862

(1) See note 6 “Statements of cash and cash equivalents flow”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF SEPTEMBER 30, 2016, PRESENTED IN COMPARATIVE FORM

WITH THE BALANCE SHEET AS OF DECEMBER 31, 2015, AND THE STATEMENTS OF

INCOME AND CASH AND CASH EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2015

(Art. 33 of Law Nr. 19,550)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has consolidated - line by line – its balance sheets as of September 30, 2016 and the end of the previous fiscal year, and the statements of income and cash and cash equivalents flow for the nine month periods ended September 30, 2016 and 2015, as per the following detail:

–	As of September 30, 2016:

a)

With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía, Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the nine month periods ended September 30, 2016 and 2015.

b)

With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the three month periods ended September 30, 2016 and 2015.

c)

With the financial statements of Volkswagen Financial Services Compañía Financiera S.A. as of September 30, 2016 and for the nine-month period then ended. Given that this Company was acquired on September 26, 2016, the income/(loss) and the changes in cash flows were consolidated only in the period beginning on September 26, 2016 and ending on September 30, 2016.

–	As of December 31, 2015:

a)

With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía, Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the fiscal year ended December 31, 2015.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the six month period ended December 31, 2015.

The statements of income and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a nine month period ended on September 30, 2016 and 2015.

Interests in subsidiaries as of September 30, 2016 and the end of the previous fiscal year are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		09-30-2016	12-31-2015	09-30-2016	12-31-2015	09-30-2016	12-31-2015

BBVA Francés Valores S.A.	Common	12,396	12,396	96,9953	96,9953	96,9953	96,9953
Consolidar AFJP S.A. (undergoing liquidation proceedings)	Common	35,425,947	35,425,947	53,8892	53,8892	53,8892	53,8892
Volkswagen Financial Services Compañía Financiera S.A.	Common	23,970,000	--,--	51,0000	--,--	51,0000	--,--
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50,0000	50,0000	50,0000	50,0000
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (1)	Common	230,398	230,398	95,0000	95,0000	95,0000	95,0000

(1)	The Bank holds a direct stake of 95 % of capital of the Company and an indirect interest of 4, 8498 % through BBVA Francés Valores S.A.

Total assets, liabilities and stockholders’ equity in accordance with the criteria defined in note 2 below, as of September 30, 2016 and the end of the previous fiscal year and net income balances for the nine month periods ended September 30, 2016 and 2015, are listed below. In the case of Volkswagen Financial Services Compañía Financiera SA, the results correspond to the period between September 26 and 30, 2016:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	09-30-2016	12-31-2015	09-30-2016	12-31-2015	09-30-2016	12-31-2015	09-30-2016	09-30-2015

BBVA Francés Valores S.A.	76,971	44,205	1,862	1,268	75,109	42,937	32,172	10,593

Consolidar AFJP S.A. (undergoing liquidation proceedings)	49,718	55,476	39,024	36,022	10,694	19,454	(8,760)	646

PSA Finance Argentina Cía. Financiera S.A.	2,880,900	2,360,339	2,213,635	1,705,231	667,265	655,108	192,157	192,077

Volkswagen Financial Services Compañía Financiera S.A.	239,061	--,--	143,045	--,--	96,016	--,--	(737)	--,--

BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	212,643	238,189	27,008	25,095	183,635	213,092	42,544	52,663

2.	VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by the Bank for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of the Bank. The following are the main differences with the Argentine professional accounting standards:

Arising from the application of the accounting standards laid down by BCRA and the Argentine professional accounting standards:

•

PSA Finance Argentina Cía, Financiera S.A. assesses its income tax liability applying the effective tax rate to the estimated taxable income, without considering the effect of temporary differences between the valuation of assets and liabilities for accounting and tax purposes. In accordance with Argentine professional accounting standards, a deferred tax asset should be recognized where the reversal of temporary differences will result in a future decrease in the assessed tax liability. In addition, unused tax losses or tax credits deductible from future taxable income should be recognized as deferred assets, to the extent their recoverability is likely. Should this criterion have been applied, shareholder’s equity disclosed in the consolidated financial statements would have been increased by 10,757 and 8,021 as of September 30, 2016 and the end of the previous fiscal year, respectively.

•

The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged up front to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with Argentine professional accounting standards, Had this criterion been applied, shareholders’ equity would have been increased by 4,556 and 3,764 as of September 30, 2016 and the end of the previous fiscal year, respectively.

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

Law Nr. 26,425- Dissolution and liquidation of Consolidar AFJP S.A.:

Law Nr. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System (SIPA), As a consequence, Consolidar AFJP S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System, Said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

Besides, on October 29, 2009, ANSES issued its Resolution Nr. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar AFJP S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar AFJP S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr, Gabriel Orden and Mr. Rubén Lamandia to act as liquidators of Consolidar AFJP S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar AFJP S.A.

On January 28, 2010, the dissolution of Consolidar AFJP S.A. as well as the list of designated liquidators were registered with the Supervisory Board of Companies (IGJ).

In addition, the Extraordinary General Shareholders’ Meeting of Consolidar AFJP S.A. approved a voluntary reduction in capital stock for 75,000 on October 19, 2009. In turn, the IGJ conferred its approval to the capital reduction mentioned on January 11, 2010. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

BBVA Francés, in its capacity as shareholder requested that Consolidar AFJP S.A. (undergoing liquidation proceedings) should file a note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to commence discussions within the framework of Law Nr. 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law. This note was filed by Consolidar AFJP S.A. (undergoing liquidation proceedings) on June 11, 2010.

On December 7, 2010, Consolidar AFJP S.A. (undergoing liquidation proceedings) filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters Nr. 4, Clerk of Court’s Office Nr. 7, case file Nr. 40,437/2010. The complaint was ratified by BBVA Francés in its capacity as majority shareholder in that Company. On July 15, 2011, Consolidar AFJP S.A. (undergoing liquidation proceedings) and BBVA Francés filed with the same court an enhanced complaint for determining the amounts claimed as damages. On March 9, 2012, the Court ordered the service of process on the National State. On November 23, 2012, the Court handed down a resolution demanding the production of evidence within a term of forty days. On May 13, 2013, the Court hearing in the case ordered that evidence be produced, The Company is providing depositions, documentary evidence and expert witnesses’ reports. On May 28, 2013, the Company accompanied the statements and the testimony of witnesses, as the case is currently at the evidence production stage.

4.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	09-30-2016	12-31-2015
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	4,931	8,970
BBVA Francés Valores S.A.	2,257	1,289
PSA Finance Argentina Cía. Financiera S.A.	333,632	327,554
Volkswagen Financial Services Compañía Financiera S.A.	47,049	--,--
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	279	323

Total	388,148	338,136

5.	RESTRICTIONS ON ASSETS

a)

BBVA Francés Valores S.A. holds two shares of Mercado de Valores de Buenos Aires S.A. booked in the amount of 47,300 and 22,000 as of September 30, 2016 and the end of the previous fiscal year, respectively. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of the company with their obligations.

b)	See note 7 to the stand-alone financial statements of the Bank.

6.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	09-30-16	12-31-2015	09-30-2015	12-31-2014

a) Cash and due from banks	30,296,084	27,970,286	13,937,826	12,559,464

b) Loans to financial sectors, call granted maturity date less than three months.	481,000	393,000	115,000	392,500

CASH AND CASH EQUIVALENTS	30,777,084	28,363,286	14,052,826	12,951,964

Items b) is considered to be cash equivalents because it is held in order to meet short-term commitments, they are readily convertible in known cash amounts, they are subject to insignificant risk of changes in value and their maturity is less than three months.

7.	BREAKDOWN OF MAIN ITEMS

The detail of the main items included in financial statements is as follows:

	09-30-2016	12-31-2015

a) GOVERNMENT AND PRIVATE SECURITIES

* Holdings at fair value

Secured Bonds due in 2020	1,691,529	1,540,136
National Treasury Bonds adjusted by CER due 2021	611,771	--,--
Peso-denominated Discount governed by Argentine Law maturing in 2033	368,397	432,131
Federal Government Bonds in Pesos Badlar + 325 bp maturing in 2020	224,490	--,--
National Treasury Bonds in pesos fixed rate maturing 2018	221,277	--,--
Federal Government Bonds in Pesos Badlar + 300 bp maturing in 2017	131,864	519,214
Debt Consolidation Bonds Eighth Series	29,329	--,--
National Treasury Bonds in pesos fixed rate maturing 9/19/2018	25,595	--,--
Federal Government Bonds in US Dollars 0,75% due 2017	10,581	70,053
Federal Government Bonds in US Dollars 7% due 2017	721	11,220
Federal Government Bonds in Pesos Badlar + 200 bp due 2016	--,--	117,593
Argentine Bond of Saving towards economic development	--,--	201,993
Federal Government Bonds in Pesos Badlar + 200 bp due 2017	--,--	232,675
Debt Consolidation Bonds Sixth Series	--,--	21,120
Federal Government Bonds in US Dollars 8,75% due 2024	--,--	4,310
US Dollar-linked Argentine Government Bond at 1,75% maturing in 2016	--,--	38,550
Argentine Treasury Bonds 18 months maturing 09-30-16	--,--	31,725
Other	8,417	2,458

Total	3,323,971	3,223,178

* Holdings booked at amortized cost

Other	1,090	164

Total	1,090	164

* Instruments issued by the BCRA

BCRA Bills (LEBAC)	9,742,197	11,086,580

Total	9,742,197	11,086,580

* Investments in listed private securities

FBA Ahorro Pesos Investment Fund	82,056	97,943
FBA Bonos Argentina Investment Fund	16,568	13,020
Other	484	1,518

Total	99,108	112,481

- Allowances	(215)	(212)

Total	13,166,151	14,422,191

	09-30-2016	12-31-2015

b) INVESTMENTS IN OTHER COMPANIES – Other

In other companies - unlisted	116,074	59,186
In companies-supplementary activities	78,919	44,081

Total	194,993	103,267

c) OTHER RECEIVABLES – Other

Guarantee deposits	942,042	733,597
Miscellaneous receivables	602,477	940,360
Tax prepayments	662,265	298,586
Prepayments	414,224	502,503
Loans to personnel	152,720	166,143
Advances to personnel	1,320	97,777
Other	10,720	11,535

Total	2,785,768	2,750,501

d) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS - Other

Accounts payable for consumption	3,539,663	3,171,773
Other withholdings and collections at source	973,423	985,654
Collections and other operations for the account of third parties	930,911	1,778,719
Money orders payable	662,448	1,405,633
Fees collected in advance	242,574	131,299
Social security payment orders pending settlement	138,766	8,471
Pending Banelco debit transactions	83,878	143,161
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	31,822	42,526
Funds raised from third parties	16,396	17,800
Accrued commissions payable	8,745	4,705
Loans received from Interamerican Development Bank (IDB)	5,433	6,983
Other	142,918	51,042

Total	6,776,977	7,747,766

e) OTHER LIABILITIES – Other

Accrued taxes	1,606,192	866,450
Miscellaneous payables	1,103,711	868,507
Amounts collected in advance	856,962	808,695
Accrued salaries and payroll taxes	787,622	684,949
Other	4,079	3,827

Total	4,358,566	3,232,428

	09-30-2016	12-31-2015

f) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Items in safekeeping	119,785,235	84,155,252
Securities representative of investment in custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	72,000,582	25,005,318
Checks not yet credited	7,369,752	5,385,156
Collections items	1,204,353	538,366
Checks drawn on the Bank pending clearing	1,083,818	666,247
Cash in custody on behalf of the BCRA	360,000	1,009,188
Other	213,000	202,445

Total	202,016,740	116,961,972

	09-30-2016	09-30-2015

g) SERVICE CHARGE INCOME - Other

Commissions for hiring of insurances	461,996	437,484
Rental of safe-deposit boxes	170,741	136,790
Commissions on debit and credit cards	142,304	68,133
Commissions for escrow	37,727	15,881
Commissions of transportation of values	36,540	31,213
Commissions for capital market transactions	24,397	17,653
Commissions for loans and guaranties	19,273	33,124
Commissions earned by direct debt	17,468	12,298
Postal expenses recovery	13,802	10,346
Commissions for interbanking services	13,210	9,219
Commissions for saving accounts	10,710	3,346
Recovery of tax settlement expenses of residents abroad	9,737	3,585
Commissions for salary payment	8,892	7,597
Commissions for Francés Net Cash	6,443	5,781
Commissions for transfers	6,133	5,813
Commissions for trust management	603	1,300
Other	45,856	15,557

Total	1,025,832	815,120

	09-30-2016	09-30-2015

h) SERVICE CHARGE EXPENSE - Other

Turn-over tax	399,444	297,285
Insurance paid on lease transactions	145,931	107,785
Other	42,904	18,920

Total	588,279	423,990

i) OTHER INCOME – Other

Deferred income tax (1)	317,657	59,000
Income from the Credit Card Guarantee Fund	119,723	44,149
Tax recovery	39,945	6,130
Related parties expenses recovery	29,101	45,126
Interest on loans to personnel	20,423	21,750
Income from payment orders	18,943	90
Other	51,132	4,360

Total	596,924	180,605

(1) Offset by the same amount recorded in the account Charge for uncollectibility of other receivable and other allowances from other expense category.
j) OTHER EXPENSE – Other

Insurance losses	20,687	10,894
Donations	16,168	15,287
Turn-over tax	14,350	7,791
Private health insurance for former employees	12,916	10,906
Expense form the Credit Card Guarantee Fund	5,555	140
Unrecoverable legal costs	4,479	123
Charges for administrative, disciplinary and criminal penalties	--,--	48,817
Other	45,787	29,503

Total	119,942	122,861

EXHIBIT I

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	09.30.16	12.31.15

COMMERCIAL PORTFOLIO

Normal performance	39,707,036	27,579,149

Preferred collaterals and counter guaranties “A”	1,703,308	1,715,283
Preferred collaterals and counter guaranties “B”	1,430,860	1,280,428
Without senior security or counter guaranties	36,572,868	24,583,438

With special follow-up	130,056	15,957

Under observation	122,622	8,788

Preferred collaterals and counter guaranties “B”	101,978	5,419
Without senior security or counter guaranties	20,644	3,369

Negotiations for recovery or re-financing agreements underway	7,434	7,169

Preferred collaterals and counter guaranties “B”	6,431	859
Without senior security or counter guaranties	1,003	6,310

Con problemas	3,773	1,015

Con garantías y contragarantías preferidas “B”	--,--	683
Sin garantías ni contragarantías preferidas	3,773	332

With high risk of uncollectibility	11,055	13,134

Preferred collaterals and counter guaranties “B”	7,105	7,105
Without senior security or counter guaranties	3,950	6,029

Uncollectible	5,619	5,506

Without senior security or counter guaranties	5,619	5,506

TOTAL	39,857,539	27,614,761

EXHIBIT I (Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	09.30.16	12.31.15

CONSUMER AND HOUSING PORTFOLIO

Normal performance	35,409,018	33,605,457

Preferred collaterals and counter guaranties “A”	10,264	18,075
Preferred collaterals and counter guaranties “B”	4,837,920	4,571,601
Without senior security or counter guaranties	30,560,834	29,015,781

Low Risk	337,558	254,741

Other collaterals and counter guaranties “B”	67,384	59,473
Without senior security or counter guaranties	270,174	195,268

Medium Risk	319,702	192,418

Other collaterals and counter guaranties “B”	16,717	16,513
Without senior security or counter guaranties	302,985	175,905

High Risk	240,021	129,879

Other collaterals and counter guaranties “B”	25,734	19,573
Without senior security or counter guaranties	214,287	110,306

Uncollectible	39,502	41,604

Other collaterals and counter guaranties “B”	19,068	22,370
Without senior security or counter guaranties	20,434	19,234

Uncollectible, classified as such under regulatory requirements	119	140

Other collaterals and counter guaranties “B”	65	74
Without senior security or counter guaranties	54	66

TOTAL	36,345,920	34,224,239

GENERAL TOTAL (1)	76,203,459	61,839,000

(1) Items included: Loans (before allowances): Other receivables from financial transactions; Unlisted corporate bonds and Other receivables by debtor classification regulations; Receivables from financial leases(before allowances); Memorandum accounts – Credit – Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INFORMATIVE SUMMARY OF ACTIVITY FOR THE NINE MONTH PERIOD

ENDED ON SEPTEMBER 30, 2016

(Consolidated amounts – Stated in thousand Pesos)

BBVA Francés continues to be focused on improving the experiences of clients during each one of their contacts with the Bank. To this end, the Entity has a broad distribution model with countrywide presence and a network of 302 customer service points. Out of these, 251 are retail banking branches and 34 are branches that specialize in small and medium enterprises and institutions. Corporate banking, in turn, is divided into industry sectors: Consumption, Heavy Industries and Energy that interact with large enterprises on a personalized basis. To supplement its distribution network, BBVA Francés has 15 banks on an “on the premises” modality, 1 point of sales, 1 point of Express customer service, 691 automatic teller machines and 776 self-service terminals. As of September 30, 2016, the total headcount of the bank and its subsidiaries was 6114 persons.

Regarding the performance of the Bank in terms of activity, the Bank’s portfolio of loans to the private sector totaled 72,613,345 as of September 30, 2016, which points to an 42.6% growth rate in the last twelve months, while during the quarter the growth rate was of 8%.

In commercial terms, the bank continued to offer a high range of benefits and experiences to their customers, sponsoring shows, events and highlights shows.

Maintaining its alliance with LATAM, he continued to promote the unique benefits of the exchange program kilometers LATAM Pass by national, international flights and a wide range of products.

Continuing its strategy of being recognized as the soccer bank, BBVA Francés remained sponsor of wellknown football teams and continued to offer unique experiences to its customers, including the #futbolnonstop campaign and experience “Blue and Gold”, stood out aimed at the children of bank customers who are between 10 and 18 years, who were offered the opportunity to live an experience as if they were players from lower divisions.

In the consumer segment, growth was 27% last year, mainly driven by increased credit card portfolio, which grew 34.3% in that period, while during the quarter a rise of 3.8% was recorded, supported by an increase in the personal loan portfolio, which grew 7.8% in the last three months.

While the commercial portfolio in the last year recorded an increase of 62.4% and 13.3% in the quarter, based mainly on major foreign trade operations.

Regarding asset quality, the Bank has been able to maintain the best indicators of the Argentine financial system, in an environment that has shown signs of deterioration. The portfolio quality ratio (non-performing Financing / Total financing) was 0.81%, with a coverage ratio (total allowances / non-performing Financing) of 250.14 % at the end of the period.

As of September 30, 2016, the portfolio of Government securities, totaled 3,325,061 and represented 2.5% of the Bank’s Total assets, while the instruments issued by the Argentine Central Bank, net of repurchase agreements, totaled 9,437,491 as of that date and since they are short-term, they are used in order to allocate liquidity.

As to liabilities, total clients’ resources totaled 91,904,217, indicative of 45.4% growth in the last twelve months. By kind of product, in the same period, sight deposits grew by 49.4% and term deposits grew by 36.8%. While in the quarter, total deposits recorded a minimal decrease.

BBVA Francés maintains sufficient levels of liquidity and solvency. As of September 30, 2016, liquid assets (Cash and cash equivalents plus Government and Private securities) represented 47.3% of the Bank’s deposits. Besides, the capital ratio was at 14.3% of risk-weighted assets. The Bank surpassed capital minimum requirements by 6,820,549.

BBVA Francés reached a cumulative gain to September 30, 2016 of $ 3,061 million, a return on equity of 19.3% and a return on assets of 2.3%. The result for the quarter was a gain of $ 933 million, a slight decline both compared to the same quarter of 2015 as in the previous quarter.

Net financial income grew 21.9% compared to the third quarter of 2015, this growth mainly results from higher profits generated by the intermediation with the private sector and quotation differences, which was partially offset by lower results from the portfolio of government securities and higher expenses. Compared to the previous quarter, down 15.2% due to lower revenues generated by the portfolio of government securities it was recorded.

The provision for loan losses increased compared to the same quarter of 2015 resulted from higher volume of loans and the deterioration of the portfolio, while a decrease from the previous quarter was recorded, due to a significant improvement collection management and minor transfers to arrears.

Net Income from services recorded increases of 36.5% and 28.2% both compared to the same quarter of 2015 as compared to the previous quarter, respectively.

While administrative expenses grew 44.6% in comparison to the third quarter of 2015 and 7.2% regarding the quarter under review.

Outlook

BBVA Francés recognizes that the current environment is undoubtedly complex but that it presents many opportunities at the same time. Within this framework, clients are increasingly heterogeneous – individuals and businesses, digital and “traditional” – and BBVA Francés faces the daily challenge of serving and satisfying the needs of them all.

Not only does the Entity face challenges in connection with its clients, but it also has to take other players into account.

Therefore, BBVA Francés has defined the 2016-2018 Strategic Plan putting special emphasis on key priorities, namely:

•

Setting new standards for user experience, providing superior digital platforms, enhancing and increasing interactions with clients and non-clients, offering differential product experiences, and developing more efficient client service and distribution models, while also ensuring a larger scope.

•	Driving the acquisition of new digital clients (web + mobile) to boost digital sales by developing a set of new products with high potential.
•	Designing new business models and leveraging the Strategic Partner model (LAN, PSA, ROMBO, VW, etc.) to offer larger scale products and services, seeking to engage new clients.
•

Taking a business management multivariable approach that embraces revenues and sales generation, costs and investments, risk premium and service quality to optimize capital allocations in a more assertive fashion.

•

Adjusting the models, processes and structures to continue achieving the best efficiency ratio in the financial system. The Entity will focus on enhancing productivity to engage clients in a more efficient manner and on increasing product profitability, by adding productivity-adjusted resources with positive impact on service quality.

CONSOLIDATED BALANCE SHEET STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	09-30-2016	09-30-2015	09-30-2014	09-30-2013	09-30-2012

Total Assets	130,932,897	92,177,134	74,947,272	54,978,499	41,584,172

Total Liabilities	114,667,119	79,350,232	65,182,951	48,529,926	36,617,481

Minority Interest in subsidiaries	388,148	298,800	246,802	156,324	109,689

Stockholders’ Equity	15,877,630	12,528,102	9,517,519	6,292,249	4,857,002

Total Liabilities + Minority Interest in subsidiaries + Stockholders’ Equity	130,932,897	92,177,134	74,947,272	54,978,499	41,584,172

CONSOLIDATED STATEMENT OF INCOME STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	09-30-2016	09-30-2015	09-30-2014	09-30-2013	09-30-2012

Net financial income	9,170,396	6,587,358	5,638,654	3,390,837	2,687,626

Allowances for loan losses	(723,815)	(439,476)	(422,340)	(311,521)	(156,033)

Net income from services	3,246,377	2,714,330	2,430,573	1,831,070	1,329,835

Administrative expenses	(6,701,363)	(4,703,610)	(4,128,857)	(2,904,710)	(2,194,323)

Net gain from financial transactions	4,991,595	4,158,602	3,518,030	2,005,676	1,667,105

Miscellaneous income and expenses – net	197,514	29,875	196,145	41,269	16,446

Results of minority interest in subsidiaries	(94,821)	(96,734)	(74,407)	(38,343)	(25,951)

Income tax	(2,033,021)	(1,495,517)	(1,249,629)	(848,289)	(668,855)

Net income for the period	3,061,267	2,596,226	2.390,139	1,160,313	988,745

CONSOLIDATED CASH FLOWS STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	09-30-2016	09-30-2015	09-30-2014	09-30-2013	09-30-2012

Net cash flow provided by operating activities	6,644,503	3,510,633	1,065,138	1,149,903	1,133,705

Net cash flow used in investment activities	(1,262,832)	(1,014,942)	(990,858)	(992,969)	(425,122)

Net cash flow used in financing activities	(2,967,873)	(1,394,829)	(363,113)	(801,303)	(578,978)

Financial results and results from holdings of cash and cash equivalents (including interest)	--,--	--,--	--,--	54	--,--

Total cash provided / (used) during the period	2,413,798	1,100,862	(288,833)	(644,315)	129,605

STATISTICAL RATIOS COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(year-over-year variations in balances)

	09-30-2016/15	09-30-2015/14	09-30-2014/13	09-30-2013/12	09-30-2012/11

Total Loans	42.56%	23.07%	20.81%	31.24%	22.61%

Total Deposits	45.38%	27.10%	25.72%	27.34%	9.28%

Net Income	17.91%	8.62%	105.99%	17.35%	94.94%

Stockholders’ Equity	26.74%	31.63%	51.26%	29.55%	44.13%

RATIOS COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

	09-30-2016	09-30-2015	09-30-2014	09-30-2013	09-30-2012

Solvency (1)	13.80%	15.73%	14.55%	12.92%	13.22%

Liquidity (2)	47.29%	46.82%	44.63%	34.59%	37.45%

Tied-up capital (3)	2.84%	2.88%	2.69%	2.32%	1.71%

Indebtedness (4)	7.25	6.36	6.87	7.74	7.56

(1) Total Shareholders’ equity/Liabilities (including minority interests in subsidiaries)

(2) Sum of Cash and due from Banks and Government and Private securities/Deposits

(3) Sum of Premises and equipment, other assets and Intangible assets/Assets

(4) Total Liabilities (including minority interests in subsidiaries)/Shareholders’ equity

Deloitte & Co. S.A. Florida 234, 5° piso C1005AAF Ciudad Autónoma de Buenos Aires Argentina Tel.: (+54-11) 4320-2700 Fax: (+54-11) 4325-8081/4326-7340 www.deloitte.com/ar

INDEPENDENT AUDITORS’ REVIEW REPORT

(Interim financial statements)

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

Report on interim financial statements

1.	Identification of the interim financial statements subject to review

We have reviewed:

a)

the accompanying interim stand-alone financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA Francés” or the “Bank”), which comprise the balance sheet as of September 30, 2016 and the statement of income, statement of changes in stockholders´ equity and cash and cash equivalents flow for the nine-month period then ended and the supplemental information included in their notes 1 to 21, and the Exhibits “A” through “L”, “N” and “O”; and

b)

the accompanying interim consolidated financial statements of BBVA Francés and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of September 30, 2016 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the nine-month period then ended, and the supplemental information included in their notes 1 to 7 and the Exhibit 1.

The figures and other information for the year ended December 31, 2015 and for the nine-month period ended September 30, 2015 are an integral part of these interim financial statements and are intended to be read only in relation to those financial statements.

2.	Bank´s responsibility for the interim Financial Statements

The Bank is responsible for the preparation and fair presentation of such accompanying interim financial statements in conformity with accounting standards established by the Argentine Central Bank (B.C.R.A.) applicable to financial institutions, as well as responsible of internal control considered necessary to enable the presentation of financial statements free from material misstatement.

3.	Auditors’ responsibility

Our responsibility is to issue a conclusion on the accompanying interim financial statements based on our review. We conducted our review in accordance with standards on review of interim financial statements established in section IV of the Technical Pronouncement N° 37 of the Argentine Federation of Professional Councils in Economic Sciences and the “Minimum Standards applicable for External Audits” established by the Argentine Central Bank (B.C.R.A.) for the limited reviews of interim financial statements. Those standards require that we comply with ethical requirements.

A review of interim financial statements is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an opinion on the financial position of the Bank as of September 30, 2016, on the results of its operations, the changes in its stockholders´ equity and its cash and cash equivalents flow for the nine-month period then ended.

4.	Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial statements of BBVA Francés both stand-alone and consolidated with its subsidiaries companies corresponding to the nine-month period ended on September 30, 2016, are not presented fairly, in all material respects, in accordance with accounting standards established by B.C.R.A.

5.	Emphasis on certain issues disclosed in the financial statements

The interim stand-alone and consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the Argentine professional accounting standards concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements. This issue does not modify the conclusion expressed in caption 4.

6.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 21 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and except for the matters described in caption 5, with the Argentine professional accounting standards. The effects of the differences between the accounting standards of BCRA and the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, November 9, 2016.

MARCELO BASTANTE

Partner

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: November 22, 2016	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer